FRONTEGRA TOTAL RETURN
BOND FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING DECEMBER 31, 2006

6-11

Portfolio Appraisal

5

Portfolio Characteristics

4

Portfolio Strategy

2-3

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

This information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Total Return Bond Fund

Performance Review:  December 31, 2006

The Frontegra Total Return Bond Fund returned
2.35%, net of fees, for the quarter ending
December 31, 2006.  The fund’s  benchmark,
the Lehman Brothers Aggregate Bond Index
returned 1.24%.

For the quarter and the 12-month period
ending December 31, 2006, the Fund
outperformed the Lehman Brothers Aggregate
Bond Index.

4.33%

6.50%

One
Year

6.11%

6.24%

5.06%

3.70%

1.24%

Lehman Brothers Aggregate

     Bond Index

6.48%

6.63%

5.80%

4.72%

2.35%

Frontegra Total Return

     Bond Fund (net of fees)

Since

Inception

(11/25/96)

Ten

Year

Five

Year

Three

Year

Quarter

Ending
12/31/06

Average Annual Total Return

  Fixed Income Outlook

Inflation has dropped sharply with the decline
in energy and commodity prices since August,
with year over year growth in the CPI falling
from 4.0% to 2.0%.  Core inflation has also
declined recently, giving the Fed more room for
small rate cuts.  We expect long-term inflation
of 2.5%, which is consistent with recent
monetary policy.

The Fed has shown little inclination to change
the funds rate, but the recent drop in core
inflation gives the Fed room to cut the funds
rate to 4.5% by the end of 2007 if current
trends continue.

At a quarter-ending yield of 4.70% on 10-
year Treasury notes, inflation-adjusted yields
have risen considerably from their lows at the
end of November and suggest a more neutral
duration strategy.

Corporate credit spreads continue to narrow,
and remain at historically low and unattractive
levels.  Buyout risk remains very high due to the
large pool of private equity available to finance
deals.  These deals are usually highly
unfavorable to outstanding bonds, which lack
effective protective covenants.  Current spreads
do not appear to adequately compensate
investors for these risks.

Mortgage spreads have also narrowed in 2006,
increasing the risk in the mortgage market.
However, the mortgage market still appears to
be much more attractive than the corporate
credit market.  Credit problems have started to
appear in the subprime mortgage market, but
we do not expect any impact on the “AAA”
mortgage market.

U.S. Treasury yields rose slightly along most
of the yield curve during the fourth quarter
of 2006.  Inflation subsided and the housing
and manufacturing sectors weakened, but
other economic indicators strengthened.
We expect an improving economy after the
first quarter of 2007, the possibility of a
limited drop in short rates, and longer rates
that continue to be dependent on capital
inflows.

Despite very weak housing and auto
sectors, many of the underpinnings of the
U.S. economy improved during the fourth
quarter.  Employment, wages, and income
are growing steadily, boosting consumption
and investment and limiting the damage
from housing and autos.  A reduction in the
trade deficit has also benefited the domestic
economy.  As a result, we expect GDP
growth of 3.0% in 2007 as a bottoming in
housing and autos reveals a strong
underlying economy.

We expect housing to bottom in the first
quarter after dropping 30% from peak
levels and subtracting 1.2% from GDP
growth.  While housing has dropped,
commercial and multifamily construction
have accelerated and offset the impact on
employment.  The first quarter may be
weak, but growth should improve over the
rest of 2007 as the housing decline flatte
ns out.

Manufacturing has leveled off with the
reduction in auto production, but growth in
services remains quite strong and accounts
for a much larger share of employment.

Leading indicators have improved in recent
months, and remain inconclusive in their
implications for the future course of the
economy.

Fixed Income Outlook

A critical factor overhanging the bond
market is the large U.S. trade deficit
and corresponding buildup in capital
inflows and foreign holdings of U.S.
bonds, factors which have held down
bond yields.  The bond market could be
disrupted if these “imbalances” are
corrected.  The recent reversal of the
trade deficit, along with increased U.S.
pressure on China’s exchange rate, are
factors that could result in a smaller
capital inflow and higher interest rates.

Portfolio Strategy

High yield credit holdings remain moderate
as spreads in most sectors remain
historically low.  Auto credits have been
reduced to approximately 1% of the portfolio
and concentrated in senior debt of the
finance subsidiaries.

A small TIPS position is being held in the
portfolio, since TIPS have cheapened relative
to Treasuries and appear to be relatively
attractive.

The portfolio performed above its benchmark
return during the fourth quarter of 2006.
Current portfolio strategy is characterized by
the following points:

With inflation-adjusted Treasury yields
rising in December to more attractive levels,
we have returned duration strategy to a
relatively neutral position.  While we expect
a stronger economy after housing bottoms in
the first quarter of 2007, until then economic
statistics may be erratic, creating two-way
risk in the market.

Yield curve strategy is expected to be fairly
neutral.  With money market rates stable for
several quarters, the curve has the potential
to move in both directions.

Total mortgage exposure remains above
benchmark levels, since mortgage securities
remain more attractive than other sectors.
However, exposure is concentrated in more
stable short-maturity pass-throughs, CMO’s,
and CMBS rather than long pass-throughs.

Investment grade credit exposure is well
below benchmark levels, reflecting low
spreads, unattractive values, and buyout
risks.  Credit themes isolated from these
risks that we currently favor include utility
first mortgage bonds and GIC-backed
insurance bonds.

Better-convexity CMBS and CMO holdings
remain significant parts of the portfolios,
since their AAA credit qualities and favorable
prepayment structures are attractive
compared to the alternatives.

Portfolio characteristics are subject to change at any time.

Frontegra Total Return Bond Fund

Portfolio Characteristics:  December 31, 2006

AAA

AAA

Average Quality

(On scale of 10=AAA, 20=AA, etc.)

5.3%

5.3%

Average Yield to Maturity/Worst

-0.11

-0.01

Average Portfolio Convexity

4.5 Years

4.7 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Frontegra Total
Return Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

    0.0%

   5.4%

Below Inv. Grade

    7.5%

   6.7%

BBB

    8.7%

   2.9%

A

    5.0%

   1.0%

AA

  78.8%

84.0%

     Total AAA

    8.0%

   9.1%

Other AAA

  46.1%

42.2%

Agency*

  24.7%

30.8%

Treasury

    0.0%

   1.9%

Money Market

LB AGG Index

Frontegra Total
Return Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

1.9%

Money Market

0.0%

0.0%

Foreign

23.1%

16.7%

Credit

1.2%

0.5%

Asset-Backed

5.0%

7.9%

CMBS

35.0%

37.5%

Mortgage-Backed

11.0%

4.7%

Agency

24.7%

30.8%

Treasury

LB AGG Index

Frontegra Total
Return Fund

Sector Structure

Frontegra Total Return Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

ABITIBI-CONSOLIDATED INC

8.500

08/01/29

81.000

0.11

B2

B+

Abitibi-Consolidated Inc

5.100

09/20/11

-2.730

-0.01

NR

AES EASTERN ENERGY

9.000

01/02/17

112.000

0.10

Ba1

BB+

AID-EGYPT

4.450

09/15/15

96.630

0.36

Aaa

AAA

AID-ISRAEL

5.500

09/18/23

104.010

0.65

Aaa

AAA

ALBERTSON'S INC

8.000

05/01/31

101.430

0.15

B1

B

ALLIANCE PIPELINE US

4.591

12/31/25

93.540

0.03

A3

BBB+

AMERICAN REF-FUEL CO LLC

6.260

12/31/15

94.500

0.26

Ba1

BB+

ANADARKO PETROLEUM CORP

5.950

09/15/16

100.200

0.24

Baa2

BBB-

ANADARKO PETROLEUM CORP

6.450

09/15/36

101.050

0.24

Baa2

BBB-

APPALACHIAN POWER CO

4.400

06/01/10

96.600

0.12

Baa2

BBB

APPALACHIAN POWER CO

5.550

04/01/11

100.120

0.14

Baa2

BBB

AT&T CORP

7.300

11/15/11

108.260

0.34

A2

A

BANC OF AMERICA COMMERCIAL MOR

5.165

09/10/47

99.820

0.37

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.050

11/10/38

95.910

0.72

Aaa

AAA

BORGER ENERGY ASSOC/FNDG

7.260

12/31/22

97.410

0.22

Ba3

B+

Bowater Canada Finance Corp

3.750

09/20/11

0.290

0.00

NR

BURLINGTN NORTH SANTA FE

4.830

01/15/23

95.060

0.15

Aa2

A+

CENTERPOINT ENERGY INC

7.250

09/01/10

105.360

0.21

Ba1

BBB-

COMMERCIAL MORTGAGE PASS-THROU

3.251

06/10/38

94.680

0.86

Aaa

AAA

COMMONWEALTH EDISON

5.950

08/15/16

101.100

0.79

Baa2

BBB

CONSUMERS ENERGY CO

4.400

08/15/09

97.420

0.31

Baa2

BBB-

COX COMMUNICATIONS INC

4.625

06/01/13

94.090

0.31

Baa3

BBB-

CPG PARTNERS LP

3.500

03/15/09

96.220

0.28

A3

A-

CREDIT SUISSE FB LONDON

7.900

05/29/49

100.800

0.28

A1

A

CS FIRST BOSTON MORTGAGE SECUR

5.000

09/25/15

99.000

0.18

Aaa

AAA

DAIMLERCHRYSLER NA HLDG

5.875

03/15/11

100.370

0.40

Baa1

BBB

DEUTSCHE TELEKOM INT FIN

8.250

06/15/30

122.930

0.27

A3

A-

DUKE ENERGY OHIO INC

5.700

09/15/12

100.930

0.30

Baa1

BBB

EDISON MISSION ENRGY FDG

7.330

09/15/08

100.560

0.49

Ba1

BB-

ENTERGY GULF STATES

4.875

11/01/11

96.160

0.28

Baa3

BBB+

ENTERGY LOUISIANA LLC

5.500

04/01/19

95.230

0.18

Baa1

A-

EUROPEAN INVESTMENT BANK

4.875

02/15/36

94.360

0.29

Aaa

AAA

FANNIE MAE

5.500

01/25/24

99.860

0.02

Aaa

AAA

FANNIE MAE

4.250

04/25/19

96.500

1.04

Aaa

AAA

FANNIE MAE

4.000

08/25/18

96.280

1.25

Aaa

AAA

FANNIE MAE

4.500

08/25/26

98.690

1.28

Aaa

AAA

FANNIE MAE

4.500

03/25/33

96.530

0.58

Aaa

AAA

FANNIE MAE POOL 254659

4.500

02/01/13

97.930

0.15

Aaa

AAA

FANNIE MAE POOL 254758

4.500

06/01/13

97.880

0.61

Aaa

AAA

FANNIE MAE POOL 254759

4.500

06/01/18

96.710

0.15

Aaa

AAA

FANNIE MAE POOL 254806

4.500

07/01/13

97.870

0.29

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FANNIE MAE POOL 254865

4.500

09/01/18

96.710

0.77

Aaa

AAA

FANNIE MAE POOL 254909

4.000

09/01/13

96.550

0.36

Aaa

AAA

FANNIE MAE POOL 255450

4.500

10/01/14

97.630

0.16

Aaa

AAA

FANNIE MAE POOL 255639

5.000

02/01/15

98.970

0.78

Aaa

AAA

FANNIE MAE POOL 256527

7.000

12/01/36

102.650

0.73

Aaa

AAA

FANNIE MAE POOL 357312

5.000

12/01/17

98.620

1.76

Aaa

AAA

FANNIE MAE POOL 386341

3.810

08/01/13

93.260

0.33

Aaa

AAA

FANNIE MAE POOL 386441

4.220

08/01/13

95.120

0.28

Aaa

AAA

FANNIE MAE POOL 387219

4.125

01/01/10

96.800

0.54

Aaa

AAA

FANNIE MAE POOL 387265

4.655

02/01/15

96.750

0.27

Aaa

AAA

FANNIE MAE POOL 433043

6.500

06/01/28

102.640

0.02

Aaa

AAA

FANNIE MAE POOL 447704

6.500

11/01/28

102.640

0.02

Aaa

AAA

FANNIE MAE POOL 448235

6.500

11/01/28

102.640

0.01

Aaa

AAA

FANNIE MAE POOL 448635

6.500

11/01/28

102.640

0.03

Aaa

AAA

FANNIE MAE POOL 449012

6.500

11/01/28

102.640

0.00

Aaa

AAA

FANNIE MAE POOL 487778

6.500

03/01/29

102.570

0.01

Aaa

AAA

FANNIE MAE POOL 555203

7.000

12/01/32

102.640

0.30

Aaa

AAA

FANNIE MAE POOL 725546

4.500

06/01/19

96.590

0.50

Aaa

AAA

FANNIE MAE POOL 745444

5.500

04/01/16

100.150

0.39

Aaa

AAA

FANNIE MAE POOL 745659

5.000

04/01/16

99.480

0.35

Aaa

AAA

FANNIE MAE POOL 763019

5.000

08/01/13

99.020

0.16

Aaa

AAA

FANNIE MAE POOL 768008

5.000

06/01/13

99.020

0.30

Aaa

AAA

FANNIE MAE POOL 768009

5.000

06/01/13

99.020

0.17

Aaa

AAA

FANNIE MAE POOL 905211

7.000

11/01/36

102.650

0.30

Aaa

AAA

FANNIE MAE POOL 905410

7.000

11/01/36

102.650

0.42

Aaa

AAA

FANNIEMAE GRANTOR TRUST

7.000

11/25/43

103.050

0.26

Aaa

AAA

FEDERAL HOME LOAN BANK

5.125

04/16/08

99.960

3.06

Aaa

AAA

FG M80779

5.000

11/01/09

99.110

0.05

Aaa

AAA

FGLMC TBA 30YR

5.000

01/01/34

96.470

4.40

Aaa

NA

FGLMC TBA 30YR

6.500

01/01/37

101.840

2.19

Aaa

NA

FLORIDA POWER CORP

4.500

06/01/10

97.210

0.28

A2

BBB

FNMA TBA 15YR

6.000

01/21/18

101.380

2.16

Aaa

AAA

FNMA TBA 30YR

5.000

01/01/35

96.530

2.06

Aaa

NA

FNMA TBA 30YR

5.500

01/01/34

98.810

2.11

Aaa

NA

Ford Motor Co

6.850

12/20/11

5.550

0.02

NR

FORD MOTOR COMPANY

7.450

07/16/31

78.500

0.23

Caa1

CCC+

FORD MOTOR COMPANY

0.000

12/15/13

100.000

0.10

Ba3

B

FORD MOTOR CREDIT CO

5.700

01/15/10

95.860

0.76

B1

B

Ford Motor Credit Co

5.150

03/20/11

8.100

0.05

NR

FREDDIE MAC

4.500

03/15/16

99.090

0.07

Aaa

AAA

FREDDIE MAC

4.500

11/15/28

97.680

0.29

Aaa

AAA

FREDDIE MAC

4.000

08/15/17

96.330

0.47

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC

4.500

09/15/29

97.220

0.18

Aaa

AAA

FREDDIE MAC

5.500

05/15/26

100.100

0.24

Aaa

AAA

FREDDIE MAC

4.500

02/15/33

96.740

0.76

Aaa

AAA

FREDDIE MAC

4.500

08/15/33

96.660

0.57

Aaa

AAA

FREDDIE MAC

5.000

09/15/33

98.250

0.51

Aaa

AAA

FREDDIE MAC

5.000

02/15/36

82.750

0.27

Aaa

AAA

FREDDIE MAC

5.000

06/15/34

97.450

0.92

Aaa

AAA

FREDDIE MAC

4.500

03/15/35

96.200

0.55

Aaa

AAA

FREDDIE MAC

5.000

12/15/31

96.720

0.34

Aaa

AAA

FREDDIE MAC GOLD POOL A45788

6.500

05/01/35

102.070

0.23

Aaa

AAA

FREDDIE MAC GOLD POOL B14039

4.000

05/01/14

96.410

0.59

Aaa

AAA

FREDDIE MAC GOLD POOL B19614

5.000

07/01/15

99.080

0.15

Aaa

AAA

FREDDIE MAC GOLD POOL E01647

4.000

05/01/19

94.120

0.31

Aaa

AAA

FREDDIE MAC GOLD POOL G11672

5.000

03/01/15

99.130

0.57

Aaa

AAA

FREDDIE MAC GOLD POOL G11745

5.000

07/01/15

99.100

0.69

Aaa

AAA

FREDDIE MAC GOLD POOL G11786

5.000

10/01/14

99.160

0.67

Aaa

AAA

FREDDIE MAC GOLD POOL G11970

5.000

04/01/16

98.790

0.45

Aaa

AAA

FREDDIE MAC REFERENCE REMIC

4.375

04/15/15

97.510

0.78

Aaa

AAA

GENERAL MOTORS CORP

7.745

11/29/13

100.000

0.44

NA

NA

General Motors Corp

5.850

12/20/11

7.500

-0.03

NR

GEORGIA GULF CORPORATION

9.500

10/15/14

97.500

0.21

B1

B+

GINNIE MAE I POOL 331001

8.250

07/15/07

100.570

0.00

Aaa

AAA

GINNIE MAE I POOL 36629

9.500

10/15/09

103.730

0.01

Aaa

AAA

GMAC COMMERCIAL MORTGAGE SECUR

3.337

05/10/36

94.930

0.80

Aaa

AAA

GOVERNMENT NATIONAL MORTGAGE A

5.000

03/20/35

87.500

0.37

Aaa

AAA

GREENWICH CAPITAL COMMERCIAL F

5.117

11/10/10

99.640

0.69

Aaa

AAA

GULFSTREAM NATURAL GAS

5.560

11/01/15

98.630

0.22

Baa2

BBB

HCA INC

8.120

11/01/13

101.250

0.15

Ba3

NA

HERTZ VEHICLE FINANCING LLC

5.080

11/25/11

99.360

0.26

Aaa

AAA

HOMER CITY FUNDING LLC

8.137

10/01/19

109.000

0.29

Ba2

BB

ICI WILMINGTON

4.375

12/01/08

98.110

0.19

Baa3

BBB

INDIANAPOLIS PWR & LIGHT

6.300

07/01/13

102.680

0.09

Baa1

BBB-

INDIANAPOLIS PWR & LIGHT

6.050

10/01/36

99.510

0.18

Baa1

BBB-

INTL LEASE FINANCE CORP

5.750

06/15/11

101.780

0.14

A1

AA-

JACKSON NATL LIFE GLOBAL

5.125

02/10/11

99.210

0.19

A1

AA

KERN RIVER FUNDING CORP

4.893

04/30/18

97.080

0.21

A3

A-

KINDER MORGAN INC

6.500

09/01/12

100.470

0.30

Baa2

BB-

KIOWA POWER PARTNERS LLC

4.811

12/30/13

96.380

0.21

Baa3

BBB-

LB-UBS COMMERCIAL MORTGAGE TRU

4.885

09/15/30

99.030

0.24

NA

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

5.103

11/15/30

99.630

1.02

NA

AAA

LYONDELL CHEMICAL COMPAN

8.250

09/15/16

105.000

0.10

B1

B+

MASTR ALTERNATIVE LOANS TRUST

4.500

07/25/14

98.050

0.23

NA

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

MASTR ASSET SECURITIZATION TRU

4.750

01/25/14

98.510

0.19

NA

AAA

MEGO MORTGAGE HOME LOAN TRUST

7.275

08/25/17

99.640

0.00

Aaa

AAA

MERRILL LYNCH/COUNTRYWIDE COMM

4.711

07/12/46

98.550

0.37

Aaa

NA

MID-STATE TRUST

4.864

07/15/38

93.190

0.23

Aaa

AAA

MIDWEST GENERATION LLC

8.300

07/02/09

102.870

0.14

Ba2

BB-

MIDWEST GENERATION LLC

8.560

01/02/16

110.250

0.03

Ba2

BB-

MORGAN STANLEY CAPITAL I

3.270

05/15/40

95.940

0.31

Aaa

NA

NEW YORK LIFE GLOBAL FDG

3.875

01/15/09

97.310

0.42

Aaa

AA+

PACIFIC LIFE GLOBAL FNDG

3.750

01/15/09

97.280

0.23

Aa3

AA

PEMEX FINANCE LTD

9.690

08/15/09

108.040

0.03

Baa1

A-

PROTECTIVE LIFE SECD TR

4.000

10/07/09

96.760

0.25

Aa3

AA

PUBLIC SERV CO OF COLO

4.375

10/01/08

98.380

0.39

A3

A-

PUBLIC SERVICE EL & GAS

5.000

01/01/13

97.880

0.13

A3

A-

QUEBEC PROVINCE

5.000

03/01/16

98.630

0.61

Aaa

A+

RESIDENTIAL CAPITAL LLC

6.375

06/30/10

101.160

0.53

Baa3

BBB

SABINE PASS LNG LP

7.250

11/30/13

99.370

0.23

Ba3

BB

SITHE/INDEPENDENCE FNDG

8.500

06/30/07

101.000

0.13

Ba2

B

SOUTHERN CAL EDISON

5.471

02/02/09

100.130

0.31

A2

BBB+

SOUTHERN STAR CENT GAS

6.000

06/01/16

100.620

0.21

Baa3

BBB-

SUPERVALU INC

7.500

11/15/14

104.270

0.24

B1

B

TELECOM ITALIA CAPITAL

6.200

07/18/11

101.470

0.67

Baa2

BBB+

TELEFONOS DE MEXICO S.A.

4.500

11/19/08

98.190

0.17

A3

BBB+

TEXAS GAS TRANSMISSION

4.600

06/01/15

92.660

0.13

Baa1

BBB+

TRANSCONT GAS PIPE CORP

6.400

04/15/16

101.000

0.33

Ba1

BB-

TSY INFL IX N/B

2.375

04/15/11

99.600

0.52

Aaa

AAA

TSY INFL IX N/B

2.500

07/15/16

100.750

0.52

Aaa

AAA

US TREASURY N/B

5.250

02/15/29

104.870

7.60

Aaa

AAA

US TREASURY N/B

4.500

02/15/36

95.090

0.15

Aaa

AAA

US TREASURY N/B

4.875

08/15/16

101.190

9.27

Aaa

AAA

US TREASURY N/B

4.875

10/31/08

100.040

4.13

Aaa

AAA

US TREASURY N/B

4.500

11/30/11

99.100

6.63

Aaa

AAA

US TREASURY N/B

4.750

12/31/08

99.880

2.57

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

2.986

06/15/35

93.780

0.31

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

4.241

10/15/35

97.260

0.59

Aaa

AAA

WELLS FARGO MORTGAGE BACKED SE

5.500

03/25/36

99.670

1.05

Aaa

NA

WESTAR ENERGY INC

6.000

07/01/14

102.370

0.26

Baa2

BBB-

WINDSOR FINANCING LLC

5.881

07/15/17

99.630

0.33

Baa3

BBB-

TOTAL SECURITIES

98.05

Frontegra Total Return Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

CASH/CASH EQUIVALENTS

CASH

5.065

1.000

-13.16

Aaa

AAA

AMERICREDIT AUTOMOBILE RECEIVA

5.610

03/08/10

100.140

0.33

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.390

02/16/10

100.030

0.59

Aaa

AAA

CAPCO AMERICA SECURITIZATION C

5.860

10/15/30

99.900

0.09

Aaa

AAA

CAPITAL ONE AUTO FINANCE TRUST

5.530

04/15/09

100.080

0.96

Aaa

AAA

CARMAX AUTO OWNER TRUST

5.290

06/15/09

99.990

0.49

Aaa

AAA

CATERPILLAR FINANCIAL ASSET TR

5.590

02/25/09

100.110

0.50

Aaa

AAA

CHASE CREDIT CARD MASTER TRUST

5.390

09/15/09

100.020

1.27

Aaa

AAA

CHASE ISSUANCE TRUST

5.370

07/15/10

100.030

0.56

Aaa

AAA

CIT EQUIPMENT COLLATERAL

4.120

08/20/08

99.440

0.72

Aaa

AAA

CITIBANK CREDIT CARD ISSUANCE

5.424

10/15/09

100.050

1.22

Aaa

AAA

CNH EQUIPMENT TRUST

5.393

10/05/07

100.010

0.34

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

2.079

05/15/38

97.420

0.36

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

7.000

02/25/33

99.990

0.06

Aaa

AAA

FANNIE MAE

5.000

11/25/12

99.580

0.15

Aaa

AAA

FANNIE MAE

3.500

10/25/21

98.820

0.23

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.240

0.18

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.240

0.15

Aaa

AAA

FANNIE MAE

5.046

05/28/28

100.000

0.41

Aaa

AAA

FANNIEMAE WHOLE LOAN

5.500

11/25/33

99.400

0.21

Aaa

AAA

FANNIEMAE-ACES

6.740

08/25/07

100.360

0.28

Aaa

AAA

FORD CREDIT AUTO OWNER TRUST

5.420

07/15/09

100.060

0.62

Aaa

AAA

FREDDIE MAC

4.500

05/15/26

99.550

0.06

Aaa

AAA

FREDDIE MAC

3.500

01/15/23

98.950

0.25

Aaa

AAA

FREDDIE MAC

3.500

11/15/22

98.240

0.27

Aaa

AAA

FREDDIE MAC

4.000

01/15/18

99.790

0.03

Aaa

AAA

FREDDIE MAC

4.500

02/15/20

99.500

0.16

Aaa

AAA

FREDDIE MAC

5.000

06/15/15

99.480

0.29

Aaa

AAA

FREDDIE MAC

5.500

12/15/20

99.820

0.17

Aaa

AAA

GS AUTO LOAN TRUST

5.470

02/15/09

100.080

0.96

Aaa

AAA

MASTR ASSET SECURITIZATION TRU

4.000

12/25/33

99.480

0.05

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

4.929

07/12/34

99.560

0.26

Aaa

AAA

NISSAN AUTO RECEIVABLES OWNER

5.520

01/15/09

100.140

0.36

Aaa

AAA

NOMURA ASSET ACCEPTANCE CORPOR

5.480

08/25/35

100.020

0.07

Aaa

AAA

PRICOA GLOBAL FUNDING 1

5.430

03/03/09

100.090

0.19

Aaa

AAA

SLM STUDENT LOAN TRUST

5.397

01/27/14

99.990

0.19

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

SLM STUDENT LOAN TRUST

5.337

04/25/12

99.960

0.54

Aaa

AAA

USAA AUTO OWNER TRUST

5.030

11/17/07

99.920

0.12

Aaa

AAA

USAA AUTO OWNER TRUST

5.470

04/15/09

100.110

1.02

Aaa

AAA

USAA AUTO OWNER TRUST

5.340

12/13/07

99.990

0.24

Aaa

AAA

VOLKSWAGEN AUTO LEASE TRUST

5.524

08/20/07

100.040

0.16

Aaa

AAA

TOTAL CASH/CASH EQUIVALENTS

1.95

TOTAL FUND ASSETS

100.0

$301,451,779.34

FRONTEGRA INVESTMENT
GRADE BOND FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING DECEMBER 31, 2006

6-10

Portfolio Appraisal

5

Portfolio Characteristics

4

Portfolio Strategy

2-3

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Investment Grade Bond Fund

Performance Review:  December 31, 2006

The Frontegra Investment Grade Bond Fund
returned 1.35%, net of fees, for the quarter
ending December 31, 2006, versus the
Lehman Brothers Aggregate Bond Index
return of 1.24%.

The Fund also outperformed the index for
the 12-month period ending December 31,
2006.

5.47%

5.06%

3.70%

4.33%

1.24%

Lehman Brothers Aggregate

     Bond Index

5.10%

4.70%

3.87%

4.57%

1.35%

Frontegra Investment
Grade Bond Fund (net of
fees)

Since

Inception

(2/23/01)

Five

Year

Three

Year

One

Year

Quarter

Ending
12/31/06

Average Annual Total Return

Fixed Income Outlook

Inflation has dropped sharply with the
decline in energy and commodity prices
since August, with year over year growth in
the CPI falling from 4.0% to 2.0%.  Core
inflation has also declined recently, giving
the Fed more room for small rate cuts.  We
expect long-term inflation of 2.5%, which
is consistent with recent monetary policy.

The Fed has shown little inclination to
change the funds rate, but the recent drop
in core inflation gives the Fed room to cut
the funds rate to 4.5% by the end of 2007
if current trends continue.

At a quarter-ending yield of 4.70% on
10-year Treasury notes, inflation-adjusted
yields have risen considerably from their
lows at the end of November and suggest a
more neutral duration strategy.

 Corporate credit spreads continue to
narrow, and remain at historically low and
unattractive levels.  Buyout risk remains
very high due to the large pool of private
equity available to finance deals.  These
deals are usually highly unfavorable to
outstanding bonds, which lack effective
protective covenants.  Current spreads do
not appear to adequately compensate
investors for these risks.

Mortgage spreads have also narrowed in
2006, increasing the risk in the mortgage
market.  However, the mortgage market
still appears to be much more attractive
than the corporate credit market.  Credit
problems have started to appear in the
subprime mortgage market, but we do not
expect any impact on the “AAA” mortgage
market.

U.S. Treasury yields rose slightly along
most of the yield curve during the fourth
quarter of 2006.  Inflation subsided and
the housing and manufacturing sectors
weakened, but other economic indicators
strengthened.  We expect an improving
economy after the first quarter of 2007,
the possibility of a limited drop in short
rates, and longer rates that continue to be
dependent on capital inflows.

Despite very weak housing and auto
sectors, many of the underpinnings of the
U.S. economy improved during the fourth
quarter.  Employment, wages, and income
are growing steadily, boosting consumption
and investment and limiting the damage
from housing and autos.  A reduction in the
trade deficit has also benefited the
domestic economy.  As a result, we expect
GDP growth of 3.0% in 2007 as a
bottoming in housing and autos reveals a
strong underlying economy.

We expect housing to bottom in the first
quarter after dropping 30% from peak
levels and subtracting 1.2% from GDP
growth.  While housing has dropped,
commercial and multifamily construction
have accelerated and offset the impact on
employment.  The first quarter may be
weak, but growth should improve over the
rest of 2007 as the housing decline flatte
ns out.

 Manufacturing has leveled off with the
reduction in auto production, but growth in
services remains quite strong and accounts
for a much larger share of employment.

Leading indicators have improved in
recent months, and remain inconclusive in
their implications for the future course of
the economy.

Fixed Income Outlook

A critical factor overhanging the bond
market is the large U.S. trade deficit and
corresponding buildup in capital inflows
and foreign holdings of U.S. bonds, factors
which have held down bond yields.  The
bond market could be disrupted if these
“imbalances” are corrected.  The recent
reversal of the trade deficit, along with
increased U.S. pressure on China’s
exchange rate, are factors that could
result in a smaller capital inflow and
higher interest rates.

Portfolio Strategy

Better-convexity CMBS and CMO
holdings remain significant parts of the
portfolios, since their AAA credit qualities
and favorable prepayment structures are
attractive compared to the alternatives.

A small TIPS position is being held in the
portfolio, since TIPS have cheapened
relative to Treasuries and appear to be
relatively attractive.

The portfolio performed above its
benchmark return during the fourth
quarter of 2006.  Current portfolio
strategy is characterized by the following
points:

With inflation-adjusted Treasury yields
rising in December to more attractive
levels, we have returned duration strategy
to a relatively neutral position.  While we
expect a stronger economy after housing
bottoms in the first quarter of 2007, until
then economic statistics may be erratic,
creating two-way risk in the market.

Yield curve strategy is expected to be
fairly neutral.  With money market rates
stable for several quarters, the curve has
the potential to move in both directions.

Total mortgage exposure remains above
benchmark levels, since mortgage
securities remain more attractive than
other sectors.  However, exposure is
concentrated in more stable short-
maturity pass-throughs, CMO’s, and CMBS
rather than long pass-throughs.

 Investment grade credit exposure is well
below benchmark levels, reflecting low
spreads, unattractive values, and buyout
risks.  Credit themes isolated from these
risks that we currently favor include utility
first mortgage bonds and GIC-backed
insurance bonds.

Portfolio characteristics are subject to change at any time.

Frontegra Investment Grade Bond Fund

Portfolio Characteristics:  December 31, 2006

AAA

AAA

Average Quality

(On scale of 10=AAA, 20=AA, etc.)

5.3%

5.2%

Average Yield to Maturity/Worst

-0.11

-0.03

Average Portfolio Convexity

4.5 Years

4.8 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Frontegra
Investment Grade
Bond Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

    0.0%

    0.3%

Below Inv. Grade

    7.5%

    6.4%

BBB

    8.7%

    4.3%

A

    5.0%

    2.8%

AA

  78.8%

  86.2%

     Total AAA

    8.0%

  11.5%

Other AAA

  46.1%

  43.6%

Agency*

  24.7%

  29.2%

Treasury

    0.0%

    1.9%

Money Market

LB AGG Index

Frontegra
Investment
Grade Bond Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

1.9%

Money Market

0.0%

0.0%

Foreign

23.1%

14.9%

Credit

1.2%

0.6%

Asset-Backed

5.0%

9.8%

CMBS

35.0%

41.8%

Mortgage-Backed

11.0%

1.8%

Agency

24.7%

29.2%

Treasury

LB AGG
Index

Frontegra
Investment Grade
Bond Fund

Sector Structure

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

AID-EGYPT

4.450

09/15/15

96.630

0.50

Aaa

AAA

AID-ISRAEL

5.500

09/18/23

104.010

0.67

Aaa

AAA

ALLIANCE PIPELINE US

4.591

12/31/25

93.540

0.40

A3

BBB+

AMERICAN REF-FUEL CO LLC

6.260

12/31/15

94.500

0.32

Ba1

BB+

ANADARKO PETROLEUM CORP

5.950

09/15/16

100.200

0.11

Baa2

BBB-

ANADARKO PETROLEUM CORP

6.450

09/15/36

101.050

0.13

Baa2

BBB-

APPALACHIAN POWER CO

4.400

06/01/10

96.600

0.08

Baa2

BBB

APPALACHIAN POWER CO

5.550

04/01/11

100.120

0.09

Baa2

BBB

AT&T CORP

7.300

11/15/11

108.260

0.25

A2

A

BANC OF AMERICA COMMERCIAL MOR

5.001

09/10/10

99.190

1.12

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

5.165

09/10/47

99.820

0.40

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.050

11/10/38

95.910

0.81

Aaa

AAA

BURLINGTN NORTH SANTA FE

6.960

03/22/09

101.420

0.05

Aa2

A+

BURLINGTN NORTH SANTA FE

6.230

07/02/18

104.130

0.71

Aa2

A+

BURLINGTN NORTH SANTA FE

4.575

01/15/21

96.430

0.74

Aa2

A+

CENTERPOINT ENERGY RESOU

6.500

02/01/08

100.790

0.22

Baa3

BBB

COMMERCIAL MORTGAGE PASS-THROU

3.251

06/10/38

94.680

0.97

Aaa

AAA

COMMONWEALTH EDISON

5.950

08/15/16

101.100

0.67

Baa2

BBB

CONSUMERS ENERGY CO

4.400

08/15/09

97.420

0.18

Baa2

BBB-

COX COMMUNICATIONS INC

4.625

06/01/13

94.090

0.33

Baa3

BBB-

CREDIT SUISSE FB LONDON

7.900

05/29/49

100.800

0.26

A1

A

CS FIRST BOSTON MORTGAGE SECUR

5.000

09/25/15

99.000

0.20

Aaa

AAA

DAIMLERCHRYSLER NA HLDG

5.875

03/15/11

100.370

0.45

Baa1

BBB

DEUTSCHE TELEKOM INT FIN

8.250

06/15/30

122.930

0.29

A3

A-

DUKE ENERGY OHIO INC

5.700

09/15/12

100.930

0.28

Baa1

BBB

ENTERGY ARKANSAS

5.000

07/01/18

91.360

0.35

Baa1

A-

ENTERGY GULF STATES

4.875

11/01/11

96.160

0.19

Baa3

BBB+

ENTERGY LOUISIANA LLC

5.500

04/01/19

95.230

0.03

Baa1

A-

EUROPEAN INVESTMENT BANK

4.875

02/15/36

94.360

0.32

Aaa

AAA

FANNIE MAE

5.000

03/25/34

98.410

0.29

Aaa

AAA

FANNIE MAE

4.250

04/25/19

96.500

1.12

Aaa

AAA

FANNIE MAE

4.000

08/25/18

96.280

1.28

Aaa

AAA

FANNIE MAE

4.500

08/25/26

98.690

1.20

Aaa

AAA

FANNIE MAE

4.500

03/25/33

96.530

0.64

Aaa

AAA

FANNIE MAE POOL 254659

4.500

02/01/13

97.930

0.14

Aaa

AAA

FANNIE MAE POOL 254758

4.500

06/01/13

97.880

0.66

Aaa

AAA

FANNIE MAE POOL 254759

4.500

06/01/18

96.710

0.17

Aaa

AAA

FANNIE MAE POOL 254806

4.500

07/01/13

97.870

0.30

Aaa

AAA

FANNIE MAE POOL 254865

4.500

09/01/18

96.710

0.79

Aaa

AAA

FANNIE MAE POOL 254909

4.000

09/01/13

96.550

0.38

Aaa

AAA

FANNIE MAE POOL 255450

4.500

10/01/14

97.630

0.17

Aaa

AAA

FANNIE MAE POOL 256527

7.000

12/01/36

102.650

0.77

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FANNIE MAE POOL 357312

5.000

12/01/17

98.620

1.55

Aaa

AAA

FANNIE MAE POOL 385537

4.745

11/01/12

97.190

1.87

Aaa

AAA

FANNIE MAE POOL 386320

4.550

10/01/33

90.210

0.29

Aaa

AAA

FANNIE MAE POOL 386341

3.810

08/01/13

93.260

0.36

Aaa

AAA

FANNIE MAE POOL 386441

4.220

08/01/13

95.120

0.30

Aaa

AAA

FANNIE MAE POOL 387219

4.125

01/01/10

96.800

0.60

Aaa

AAA

FANNIE MAE POOL 387265

4.655

02/01/15

96.750

0.29

Aaa

AAA

FANNIE MAE POOL 555203

7.000

12/01/32

102.640

0.32

Aaa

AAA

FANNIE MAE POOL 725546

4.500

06/01/19

96.590

0.56

Aaa

AAA

FANNIE MAE POOL 745444

5.500

04/01/16

100.150

0.43

Aaa

AAA

FANNIE MAE POOL 745456

5.500

03/01/16

99.870

0.52

Aaa

AAA

FANNIE MAE POOL 745659

5.000

04/01/16

99.480

0.38

Aaa

AAA

FANNIE MAE POOL 763019

5.000

08/01/13

99.020

0.17

Aaa

AAA

FANNIE MAE POOL 768008

5.000

06/01/13

99.020

0.32

Aaa

AAA

FANNIE MAE POOL 768009

5.000

06/01/13

99.020

0.19

Aaa

AAA

FANNIE MAE POOL 905211

7.000

11/01/36

102.650

0.31

Aaa

AAA

FANNIE MAE POOL 905410

7.000

11/01/36

102.650

0.43

Aaa

AAA

FANNIEMAE GRANTOR TRUST

7.000

11/25/43

103.050

0.29

Aaa

AAA

FGLMC TBA 30YR

5.000

01/01/34

96.470

3.68

Aaa

NA

FGLMC TBA 30YR

6.500

01/01/37

101.840

2.27

Aaa

NA

FLORIDA POWER CORP

4.500

06/01/10

97.210

0.15

A2

BBB

FNMA TBA 15YR

5.500

01/21/18

99.970

1.15

Aaa

NA

FNMA TBA 15YR

6.000

01/21/18

101.380

2.25

Aaa

AAA

FNMA TBA 30YR

5.000

01/01/35

96.530

2.14

Aaa

NA

FNMA TBA 30YR

5.500

01/01/34

98.810

2.19

Aaa

NA

FPL ENERGY VIRGINIA FDG

7.520

06/30/19

107.150

0.18

Baa3

BBB-

FREDDIE MAC

4.500

03/15/16

99.090

0.08

Aaa

AAA

FREDDIE MAC

4.500

11/15/28

97.680

0.32

Aaa

AAA

FREDDIE MAC

4.000

08/15/17

96.330

0.52

Aaa

AAA

FREDDIE MAC

3.000

11/15/13

97.360

0.40

Aaa

AAA

FREDDIE MAC

4.500

09/15/29

97.220

0.19

Aaa

AAA

FREDDIE MAC

4.500

02/15/33

96.740

0.84

Aaa

AAA

FREDDIE MAC

4.500

08/15/33

96.660

0.62

Aaa

AAA

FREDDIE MAC

5.000

09/15/33

98.250

0.56

Aaa

AAA

FREDDIE MAC

5.000

02/15/36

82.750

0.30

Aaa

AAA

FREDDIE MAC

5.000

06/15/34

97.450

0.97

Aaa

AAA

FREDDIE MAC

4.500

03/15/35

96.200

0.51

Aaa

AAA

FREDDIE MAC GOLD POOL A45788

6.500

05/01/35

102.070

0.24

Aaa

AAA

FREDDIE MAC GOLD POOL B14039

4.000

05/01/14

96.410

0.62

Aaa

AAA

FREDDIE MAC GOLD POOL B18639

4.000

01/01/15

96.140

0.74

Aaa

AAA

FREDDIE MAC GOLD POOL B19614

5.000

07/01/15

99.080

0.15

Aaa

AAA

FREDDIE MAC GOLD POOL E01647

4.000

05/01/19

94.120

0.34

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC GOLD POOL G11672

5.000

03/01/15

99.130

0.53

Aaa

AAA

FREDDIE MAC GOLD POOL G11745

5.000

07/01/15

99.100

0.71

Aaa

AAA

FREDDIE MAC GOLD POOL G11786

5.000

10/01/14

99.160

0.72

Aaa

AAA

FREDDIE MAC GOLD POOL G11970

5.000

04/01/16

98.790

0.49

Aaa

AAA

FREDDIE MAC REFERENCE REMIC

4.375

04/15/15

97.510

0.81

Aaa

AAA

GMAC COMMERCIAL MORTGAGE SECUR

3.337

05/10/36

94.930

0.85

Aaa

AAA

GOVERNMENT NATIONAL MORTGAGE A

5.000

03/20/35

87.500

0.41

Aaa

AAA

GREENWICH CAPITAL COMMERCIAL F

5.117

11/10/10

99.640

0.74

Aaa

AAA

GULFSTREAM NATURAL GAS

5.560

11/01/15

98.630

0.21

Baa2

BBB

HERTZ VEHICLE FINANCING LLC

5.080

11/25/11

99.360

0.28

Aaa

AAA

ICI WILMINGTON

4.375

12/01/08

98.110

0.21

Baa3

BBB

INDIANAPOLIS PWR & LIGHT

6.300

07/01/13

102.680

0.08

Baa1

BBB-

INDIANAPOLIS PWR & LIGHT

6.050

10/01/36

99.510

0.16

Baa1

BBB-

JACKSON NATL LIFE GLOBAL

5.125

02/10/11

99.210

0.15

A1

AA

KERN RIVER FUNDING CORP

4.893

04/30/18

97.080

0.22

A3

A-

KEYSTONE OWNER TRUST

7.530

05/25/25

99.610

0.07

Aa2

NA

KIOWA POWER PARTNERS LLC

4.811

12/30/13

96.380

0.45

Baa3

BBB-

LB-UBS COMMERCIAL MORTGAGE TRU

4.885

09/15/30

99.030

0.25

NA

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

5.103

11/15/30

99.630

1.10

NA

AAA

MASTR ALTERNATIVE LOANS TRUST

4.500

07/25/14

98.050

0.25

NA

AAA

MASTR ASSET SECURITIZATION TRU

4.750

01/25/14

98.510

0.20

NA

AAA

MERRILL LYNCH/COUNTRYWIDE COMM

4.711

07/12/46

98.550

0.35

Aaa

NA

MID-STATE TRUST

4.864

07/15/38

93.190

0.27

Aaa

AAA

MORGAN STANLEY CAPITAL I

3.270

05/15/40

95.940

0.35

Aaa

NA

NEW YORK LIFE GLOBAL FDG

3.875

01/15/09

97.310

0.40

Aaa

AA+

NORTHERN NAT GAS

5.375

10/31/12

99.110

0.59

A3

A

PACIFIC LIFE GLOBAL FNDG

3.750

01/15/09

97.280

0.21

Aa3

AA

PEMEX FINANCE LTD

9.690

08/15/09

108.040

0.21

Baa1

A-

PF EXPT REC MASTER TRUST

3.748

06/01/13

94.250

0.39

Aaa

AAA

PROTECTIVE LIFE SECD TR

4.000

10/07/09

96.760

0.33

Aa3

AA

PUBLIC SERV CO OF COLO

4.375

10/01/08

98.380

0.58

A3

A-

PUBLIC SERVICE EL & GAS

5.000

01/01/13

97.880

0.43

A3

A-

QUEBEC PROVINCE

5.000

03/01/16

98.630

0.68

Aaa

A+

RESIDENTIAL CAPITAL LLC

6.375

06/30/10

101.160

0.35

Baa3

BBB

RESIDENTIAL CAPITAL LLC

6.000

02/22/11

99.810

0.24

Baa3

BBB

SOUTHERN CAL EDISON

5.471

02/02/09

100.130

0.34

A2

BBB+

SOUTHERN STAR CENT GAS

6.000

06/01/16

100.620

0.22

Baa3

BBB-

TELECOM ITALIA CAPITAL

6.200

07/18/11

101.470

0.64

Baa2

BBB+

TELEFONOS DE MEXICO S.A.

4.500

11/19/08

98.190

0.18

A3

BBB+

TEXAS GAS TRANSMISSION

4.600

06/01/15

92.660

0.36

Baa1

BBB+

TSY INFL IX N/B

2.375

04/15/11

99.600

0.54

Aaa

AAA

TSY INFL IX N/B

2.500

07/15/16

100.750

0.54

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

UNION PACIFIC CORP

5.404

07/02/25

99.660

0.58

Aa3

A

US TREASURY N/B

5.250

02/15/29

104.870

7.34

Aaa

AAA

US TREASURY N/B

4.500

02/15/36

95.090

0.15

Aaa

AAA

US TREASURY N/B

4.875

08/15/16

101.190

9.12

Aaa

AAA

US TREASURY N/B

4.875

10/31/08

100.040

1.94

Aaa

AAA

US TREASURY N/B

4.500

11/30/11

99.100

6.88

Aaa

AAA

US TREASURY N/B

4.750

12/31/08

99.880

2.64

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

2.986

06/15/35

93.780

0.49

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

4.241

10/15/35

97.260

0.56

Aaa

AAA

WELLS FARGO MORTGAGE BACKED SE

5.500

03/25/36

99.670

1.17

Aaa

NA

WESTAR ENERGY INC

6.000

07/01/14

102.370

0.13

Baa2

BBB-

WINDSOR FINANCING LLC

5.881

07/15/17

99.630

0.36

Baa3

BBB-

TOTAL SECURITIES

98.10

CASH/CASH EQUIVALENTS

CASH

5.065

1.000

-12.37

Aaa

AAA

AMERICREDIT AUTOMOBILE RECEIVA

5.610

03/08/10

100.140

0.35

Aaa

AAA

CAPCO AMERICA SECURITIZATION C

5.860

10/15/30

99.900

0.07

Aaa

AAA

CAPITAL ONE AUTO FINANCE TRUST

5.530

04/15/09

100.080

1.03

Aaa

AAA

CARMAX AUTO OWNER TRUST

5.290

06/15/09

99.990

0.46

Aaa

AAA

CATERPILLAR FINANCIAL ASSET TR

5.590

02/25/09

100.110

0.55

Aaa

AAA

CHASE CREDIT CARD MASTER TRUST

5.390

09/15/09

100.020

1.37

Aaa

AAA

CHASE ISSUANCE TRUST

5.370

07/15/10

100.030

0.62

Aaa

AAA

CIT EQUIPMENT COLLATERAL

4.120

08/20/08

99.440

0.77

Aaa

AAA

CNH EQUIPMENT TRUST

5.393

10/05/07

100.010

0.32

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

2.079

05/15/38

97.420

0.38

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

7.000

02/25/33

99.990

0.07

Aaa

AAA

FANNIE MAE

5.000

11/25/12

99.580

0.16

Aaa

AAA

FANNIE MAE

3.500

10/25/21

98.820

0.21

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.240

0.19

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.240

0.16

Aaa

AAA

FANNIE MAE

5.046

05/28/28

100.000

0.45

Aaa

AAA

FANNIEMAE WHOLE LOAN

5.500

11/25/33

99.400

0.22

Aaa

AAA

FANNIEMAE-ACES

6.740

08/25/07

100.360

0.30

Aaa

AAA

FHLMC-GNMA

6.500

12/25/08

99.950

0.02

Aaa

AAA

FORD CREDIT AUTO OWNER TRUST

5.420

07/15/09

100.060

0.66

Aaa

AAA

FREDDIE MAC

4.500

05/15/26

99.550

0.07

Aaa

AAA

FREDDIE MAC

3.500

01/15/23

98.950

0.26

Aaa

AAA

FREDDIE MAC

3.500

11/15/22

98.240

0.25

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:  December 31, 2006

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC

4.000

01/15/18

99.790

0.03

Aaa

AAA

FREDDIE MAC

4.500

02/15/20

99.500

0.17

Aaa

AAA

FREDDIE MAC

5.000

01/15/21

99.610

0.22

Aaa

AAA

FREDDIE MAC

5.000

06/15/15

99.480

0.32

Aaa

AAA

FREDDIE MAC

5.500

12/15/20

99.820

0.18

Aaa

AAA

GS AUTO LOAN TRUST

5.470

02/15/09

100.080

1.03

Aaa

AAA

MASTR ASSET SECURITIZATION TRU

4.000

12/25/33

99.480

0.05

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

4.929

07/12/34

99.560

0.27

Aaa

AAA

NISSAN AUTO RECEIVABLES OWNER

5.520

01/15/09

100.140

0.39

Aaa

AAA

NOMURA ASSET ACCEPTANCE CORPOR

5.480

08/25/35

100.020

0.08

Aaa

AAA

PRICOA GLOBAL FUNDING 1

5.430

03/03/09

100.090

0.15

Aaa

AAA

SLM STUDENT LOAN TRUST

5.397

01/27/14

99.990

0.21

Aaa

AAA

SLM STUDENT LOAN TRUST

5.337

04/25/12

99.960

0.56

Aaa

AAA

USAA AUTO OWNER TRUST

5.030

11/17/07

99.920

0.14

Aaa

AAA

USAA AUTO OWNER TRUST

5.470

04/15/09

100.110

1.08

Aaa

AAA

USAA AUTO OWNER TRUST

5.340

12/13/07

99.990

0.25

Aaa

AAA

VOLKSWAGEN AUTO LEASE TRUST

5.524

08/20/07

100.040

0.17

Aaa

AAA

TOTAL CASH/CASH EQUIVALENTS

1.90

TOTAL FUND ASSETS

100.0

$85,985,465.80

   FRONTEGRA IRONBRIDGE

SMALL CAP FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING DECEMBER 31, 2006

This report is not authorized unless accompanied or preceded by a prospectus.

8—10

Portfolio Holdings

7

Portfolio Diversification

2—6

Portfolio Review & Outlook

1

Performance Review

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Index is an unmanaged index that is designed to measure the small cap segment of the U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.
You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  December 31, 2006

The Frontegra IronBridge Small Cap Fund’s
return of 8.67%, net of fees, fell short of
the 8.90% return of its benchmark, the
Russell 2000 Index for the quarter ending
December 31, 2006.

For the 12-month period ending December
31, the Fund underperformed the Russell
2000 Index, returning 15.57%, net of fees,
versus the index’s return of 18.37%.

18.98%

13.56%

18.37%

8.90%

Russell 2000 Index

19.71%

12.64%

15.57%

8.67%

Frontegra IronBridge Small Cap Fund
(Net of Fees)

21.03%

13.87%

16.84%

8.97%

Frontegra IronBridge Small Cap Fund
(Gross of Fees)

Since

Inception

(8/30/02)

Three

Year

One

Year

Quarter

Ending
12/31/06

Average Annual Total Return

*

10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
CFROI
Discount Rate

*

Portfolio Review & Outlook

The year 2006 was great for stocks.  For
small stocks, the year was defined by
volatility and rapid changes in sector and
Life Cycle leadership, an increase in M&A
activity, lower quality outperforming higher
quality, value outperforming growth and a
disregard for most kinds of risk, especially
liquidity.

For the year, the Frontegra IronBridge Small
Cap Fund had a net return of 15.57%.  The
Russell 2000 ® Index, which was up
18.37%, proved especially difficult to beat
due to unusual trading during its annual
rebalancing in July.  The reconstitution,
along with the significant proliferation of
structured products benchmarked to the
Russell 2000® Index, such as Exchange-
Traded Funds (ETFs), resulted in phantom
excess performance of the index relative to
other small cap benchmarks and the small
cap universe in general.  By comparison, the
S&P SmallCap 600 Index was up 15.12%
and small companies (<$2.5B in market
cap) outside the Russell 2000® Index wer
e up 14.66%.

Despite trailing the Russell 2000
benchmark, we feel our performance
relative to the small cap universe and the
average small cap manager was okay, but
not great.  According to Morningstar, the
average small cap core mutual fund was
up 14.6%, the average growth fund was
up 12.0%, and the average value fund
was up 16.9%.

Valuations were lifted by record-breaking
levels of CFROI®, which where higher
than expected, and a low, but curiously
rising, investors’ discount rate.

Since 1965, CFROI has averaged about
6.2% within a range of about 5-7%.
However, one can not help but notice that
a breakout to new highs seems to have
occurred since the mid 1990s with a new
range of between 6-9%.  A more recent
10-year average seems closer to 8%.
This raises a few very important
questions: Why is this happening?  How
sustainable is it?  More on this later…

Source: Credit Suisse HOLT

CFROI is a registered trademark in the United States and other countries (excluding the United Kingdom) of Credit Suisse or its affiliates.

Rockets* Early Stage Growth	Golden Goodies* High Growth	Falling Angels* Slowing/ Maturing Business	Corks* Mature Business	Turn Arounds* Distressed Business
Q1 2006	+16.0%	+14.2%	+12.7%	+14.4%	+15.9%
Q2 2006	-9.9%	-6.9%	-4.6%	-3.2%	-6.7%
Q3 2006	-4.9%	-0.7%	+1.6%	+2.1%	+2.8%
Q4 2006	+7.0%	+9.0%	+9.3%	+10.8%	+12.3%
2006	+6.3%	+15.0%	+19.4%	+25.2%	+28.0%

CFROI®
Required Return
Growth
GARP
Value
Core
Core
Core
Core
Core

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

Fourth Quarter Attribution:

The small cap core product’s return for the
fourth quarter approximated that of the
Russell 2000® Index, which was up 8.90%.
Generally, the portfolio was more cautiously
positioned, running with slightly higher-
than-normal cash levels, underweight
Rockets and Turn Arounds (higher risk/lower
quality) and overweight Corks and Golden
Goodies (lower risk/higher quality).  Positive
stock selection was essentially offset by a
negative contribution from sector allocation
and cash drag.  Stock selection was
particularly strong among the Energy,
Materials, Industrials, and Technology
sectors and weaker in Health Care and
Consumer Discretionary.

Full Year Attribution:

For the full year, stock selection detracted
nearly 125 basis points relative to the
Russell 2000® Index, while sector allocation
detracted only modestly, and cash drag
subtracted nearly 100 basis points.  Stock
selection was strong among our Energy,
Materials and Financial holdings but weaker
among our Consumer Discretionary, Staples
and Industrial holdings.  By Life Cycle, stock

selection was very strong among the
Rockets and Falling Angels, but weaker
among the Corks and Turn Arounds.
Several lower-quality Turn Arounds on the
verge of bankruptcy did very well this year.
We believe this is due to easy access to
capital and investors’ disregard for credit
risk.  As a consequence, our higher-quality
Turn Arounds simply lagged.  We were
surprised by the underperformance of our
Corks, but much of the Cork performance
came from commodity-based businesses
and the unexpected strength of Utilities, as
well as alternative energy plays, such as
corn, among the Consumer Staples.  It is
very unusual for Utilities and Consumer
Staples to lead a robust market, but that
was the kind of year 2006 was, and it
illustrated why industry and Life Cycle
diversification are so important.

The chart below depicts returns by Life Cycle
for the Russell 2000® Index.  As you can
see, performance by Life Cycle class was
volatile in 2006, which reinforces the benefit
of Life Cycle diversification as a tool for
managing risk.

Portfolio Review & Outlook (cont.)

A final comment regarding stock selection
relates to the unusually high number of
takeovers we experienced in the portfolio
this year.  In fact, eleven of our companies
were bid for by financial or strategic buyers,
which equates to approximately 10% of the
portfolio!  Four stocks held in the portfolio
remain rumored targets at year end.  We
believe this confirms our investment process
is good at identifying undervalued
businesses.  That is the good news.  The bad
news is that takeovers force sales and
higher turnover, which forces us to find new
buys.  We have to confess, finding new buys
has been more difficult based on current
market expectations for CFROI and growth
among our small cap universe.  As a result,
our cash levels were a little higher than
preferred (at the upper end of our 0-5%
range) amidst the market’s strong advance.

Why is corporate profitability so high?
How sustainable is it?

“Corporate profitability is at an all-time high.
The investors’ discount rate for small
companies is near an all-time low.  Economic
and profit growth is robust.  Ninety percent
of our stocks met or exceeded our
expectations for sales and cash flow growth.
Only 10% of our stocks disappointed, and
those that disappointed did so only
modestly…  The environment for wealth
creation has never been better.”

We wrote the above quote last year and it is
still true this year and may even be true
again next year.  Indeed, we have observed
rising, above-average CFROIs for several
years now.  That trend seems to defy the
economic law that, over the long term,
CFROIs should approximate the investors’
cost of capital.  In past commentaries, we
have written about several possible
explanations for the sustained and widening
spread including:

1)

Capitalism’s triumph over Communism

2)

Spread of freedom and capitalism around
the world

3)

The U.S. seems to be the main
beneficiary of globalization and free trade

4)

A productivity boom based on the
technology and internet revolution

5)

The birth of the Platform Company

6)

Understated inflation statistics by the U.S.
government due to changes in measurement

We think the answer to why real profitability
is so high is “all of the above.”  This year,
we will add one more explanation, which is
inferred by the preceding ones.

7)

In the interest of self preservation, the
Chinese government is engaged in a “Jobs
for Profits Trade” with the United States by
pegging its currency to the U.S. dollar.

China and the U.S.: Jobs for Profits
Trade

China has over one billion people and only a
small percentage are participating in China’s
capitalist boom.  Most are still mired in the
agricultural economy.  In order to maintain
social stability, the Chinese government
needs to bring these agricultural-based
workers into the industrial age by exploiting
a labor arbitrage that exists between the
U.S. and Chinese workers.  The need for
social stability is so great that often Chinese
companies will produce goods and sell them
in the global marketplace below cost in
order to create more jobs.  We believe this
is why Chinese banks have an incredibly
high level of nonperforming loans, which is a
condition that would be unacceptable in a
genuine capitalist economy.  Inference:
Chinese businesses earn returns significantly
below their cost of capital.

Managers of U.S. companies, who care
about profits and earning returns above
their cost of capital, exploit China’s
willingness to forgo economic profits, which
is resulting in ever higher CFROIs for U.S.
companies.  Without the Chinese peg to the
dollar, labor rates and prices would adjust in
dollar terms via freely floating exchange
rates.  However, the peg stifles this market
mechanism, deferring the economic law,
which should drive CFROIs towards the cost
of capital.  It would not surprise me if the
weighted average CFROI of China and the
U.S. turns out to be around 6.2% with China
at 0% and the U.S. at 10%!  How can China
continue to grow with 0% returns?  Answer:
Print money, which adds even more liquidity
to the global financial system and limits
both the Federal Reserve’s relevance and its
ability to manage liquidity.

Portfolio Review & Outlook (cont.)

The consequence of this trade appears to be
an ever-widening trade deficit, ever-
increasing U.S. profits, ever-increasing levels
of liquidity, and ever-rising markets.  Under
normal circumstances, freely floating
exchange rates would ultimately reduce the
labor arbitrage and contain deficits, liquidity
and the prices of financial assets.  However,
the Chinese peg to the U.S. dollar inhibit
s this.

The Ripple Effect on Financial Markets

China needs a large, safe, liquid place to put
all its dollars and the largest, safest, most
liquid market in the world is the U.S.
Treasury Bond market.  So China buys U.S.
debt, causing artificially low interest rates,
which results in a flat to inverted yield curve.
This sets off a sequence of events where
pension boards realize that the present value
of their future obligations has just increased
significantly (due to higher present values of
future obligations derived from lower rates),
and boards realize that the expected return of
their portfolio is not enough to meet future
obligations.  Pension fund boards begin to
seek advice from Nobel laureates as to how
to increase the expected return from their
portfolio without increasing risk (the “cake
and eat it too” request).  The solution to the
“cake and eat it too” request is diversification.
The implementation tool is the Mean Variance
Optimization model, which values
diversification over expected net cash receipts
and relies on historical returns to forecast
future returns.  The tool prefers any asset
class that has a decent long-term investment
return but is not correlated to the S&P 500
Index or the corporate bond market.  Most of
the asset classes the model prefers are
illiquid, such as emerging markets, small
caps, commodities, private equity, REITs and
hedge funds.  Simultaneously, the Pension
Reform Act encourages boards to diversify
using academically sound tools, such
as mean-variance optimization.

According to Henry McVey at Morgan Stanley,
asset classes are becoming more correlated
over time.  This begs the question, “How do
mean variance optimization models cope
when acting on the output causes markets
that were uncorrelated in the past become
correlated in the present?”  Someone will ask
and answer that question in the future when
boards ask, “What went wrong?”

For now, pension funds, foundations and
individuals move en masse to reallocate from
large liquid investment classes like large cap
stocks and bonds into illiquid asset classes
like small caps, private equity, commodities,
REITs and hedge funds which also participate
in illiquid markets.  But illiquid markets are
not so easy to invest in, so Wall Street
innovates by expanding the futures markets,
the derivatives market and creating multiple
ETFs (exchange traded funds) to create the
illusion of liquidity where little exists.  We
believe the effect of massive adoption of
these mean-variance optimization models has
contributed to the price spikes associated
with various illiquid markets like
commodities, baskets of stocks tied to ETFs,
energy contango in the futures markets, the
REITs, and, yes, the 18.37% return from
Russell 2000 this year.

Of particular interest to us is the boom in
ETFs benchmarked to the Russell 2000, which
we believe has created a breakdown in
market efficiency, mass underperformance by
active managers and might explain why out-
of-index small companies underperformed in-
index companies by 400 basis points this
year.  We have not observed mass
underperformance like this since 1999, which
is when large cap managers failed to keep up
with the S&P 500 due to the growth in
popularity of S&P 500 Index funds.  The
underperformance did not last long.  We
would like to take 100% credit for the
generous absolute return of the product this
year, but it appears a good part of it could be
liquidity driven.

The magnitude of the liquidity impact on the
market can be seen by observing Credit
Suisse HOLT’s large and small cap liquidity
risk premium discount rate differential.  A
negative 100 basis points is about as low as
it has ever been, which means that investors
are paying 100 basis points to take on
liquidity risk.

How sustainable are liquidity-driven markets?
So far, a lot more sustainable than we would
have imagined.  All we can say is that the
last time discount rate differentials were this
“out of whack” was during the mega-cap and
tech bubble in 1999.  Therefore, the above
data supports our somewhat more defensive
portfolio structure.  Indeed, our portfolio
outperformed 70% of the down days for the
year, given our higher quality, lower risk tilt.

Small Cap
Large Cap
Paid +300 bps for Liquidity Risk
Aggressive
Neutral
Long-term average
Defensive
Paid -94 bps (December 2006)
Small Company ($250 M) Discount Rate
Large Company ($15 B) Discount Rate
Size Differential Spread
3 Year Average
+1 Standard Deviation
-1 Standard Deviation

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

Strategy for 2007:

Stock market volatility will likely continue in
2007 with rapidly changing sector and Life
Cycle leadership, continued M&A activity,
continued demand for illiquid assets (driven
by optimization models) and the need for
pension funds to earn higher returns than
those perceived available in large-cap stock
and bond markets.  We welcome all this
change, because fundamental investors like
us have a disciplined framework that can
cope well and can look forward to money-
making opportunities as the imbalances
unwind.  Meanwhile, we stick to our wealth-
creating strategies.

Investors will continue to try to sort out
whether the economy is headed for a soft or
hard landing.  They will monitor the housing,
sub prime mortgage markets and derivative
markets for any hint of systematic risk or
contagion in the overall economy.  Investors
will try to understand the agenda of the
newly elected Democratic Congress and sort
out what that might mean for investor taxes,

certain industries and even protectionism as a
solution to the China peg.

Investors will try to get a handle on the
liquidity-driven market, constantly guessing
as to its sustainability.  This will cause
volatility that our disciplined framework will
take advantage of by allowing us to invest in
companies that are doing the right thing to
create shareholder value at attractive entry
points.

Our disciplined Life Cycle and industry
diversification should help us weather the
expected volatility by neutralizing factor bets
and allowing performance to be driven by
stock selection.

Thank you for your continued support.

Kind regards,

Christopher C. Faber

IronBridge Capital Management, L.P.

Source: Credit Suisse HOLT ValueSearch (Data: January 5, 2007)

Vertical Axis – Discount Rate

25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Telecom	Utilities	Cash
■ Frontegra IronBridge	15.87	1.43	5.55	18.50	11.36	16.27	7.72	16.87	0.00	3.10	3.43
□ Russell 2000	15.80	2.96	5.32	22.76	12.07	13.76	4.47	18.42	1.42	2.97	0.00

40
30
20
10
0

	Rockets	Golden Goodies	Falling Angels	Core	Turn Arounds	Financials	Cash
■ Frontegra IronBridge	10.26	13.76	12.32	31.71	11.03	17.46	3.43
□ Russell 2000	14.92	10.60	10.72	28.62	11.93	22.61	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons: December 31, 2006

Sector Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

Life Cycle Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CPKI

CALIFORNIA PIZZA KITCHEN INC

33.31

1.02

ELY

CALLAWAY GOLF CO

14.41

1.15

GTRC

GUITAR CENTER INC

45.46

0.19

LF

LEAPFROG ENTERPRISES INC

9.48

1.15

MEG

MEDIA GENERAL INC

37.17

0.79

MW

MENS WEARHOUSE INC COM

38.26

1.38

OO

OAKLEY INC

20.06

1.59

OXM

OXFORD INDUSTRIES INC

49.65

1.03

PGIC

PROGRESSIVE GAMING INTERNATIONAL CORP

9.07

0.48

SORC

SOURCE INTERLINK COS INK

8.16

0.67

SSI

STAGE STORES INC

30.39

0.84

STRA

STRAYER EDUCATION INC

106.05

0.89

SUP

SUPERIOR INDUSTRIES INTL

19.27

0.22

TSCO

TRACTOR SUPPLY CO

44.71

1.08

TWB

TWEEN BRANDS INC

39.93

0.92

WWW

WOLVERINE WORLD WIDE INC

28.52

1.72

YCC

YANKEE CANDLE CO INC

34.28

0.75

PEET

PEETS COFFEE & TEA INC

26.24

0.83

WDFC

WD-40 CO

34.87

0.60

ENERGY

COG

CABOT OIL & GAS CORP

60.65

1.54

FTI

FMC TECHNOLOGIES INC

61.63

0.70

OII

OCEANEERING INTL INC

39.70

0.84

OIS

OIL STATES INTL INC

32.23

0.90

OMM

OMI CORP

21.17

0.78

UNT

UNIT CORP

48.45

0.82

NLY

ANNALY CAPITAL MANAGEMENT INC

13.91

1.01

CATY

CATHAY GENERAL BANCORP

34.51

1.20

CBU

COMMUNITY BK SYS INC COM

23.00

0.80

CCRT

COMPUCREDIT CORP

39.81

0.29

OFC

CORPORATE OFFICE PROPERTIES TRUST-SBI

50.47

1.53

AGE

EDWARDS AG INC COM

63.29

1.42

FFG

FBL FINANCIAL GROUP INC

39.08

0.52

FMBI

FIRST MIDWEST BANCORP INC

38.68

1.47

FTBK

FRONTIER FINANCIAL CORP

29.23

0.04

GMT

GATX CORP

43.33

1.04

JEF

JEFFERIES GROUP INC NEW

26.82

0.94

LFB

LONGVIEW FIBRE CO

21.95

0.25

MBWM

MERCANTILE BANK CORP

37.70

0.16

MAA

MID-AMERICA APARTMENT COMM

57.24

1.45

MLAN

MIDLAND CO

41.95

0.77

PCBC

PACIFIC CAPITAL BANCORP

33.58

1.36

PFB

PFF BANCORP INC

34.51

0.80

SIGI

SELECTIVE INS GROUP INC

57.29

1.27

STC

STEWART INFORMATION SYSTEMS

43.36

0.93

UBSI

UNITED BANKSHARES INC-W VA

38.65

1.25

CONSUMER DISCRETIONARY

CONSUMER STAPLES

FINANCIALS

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

ABMD

ABIOMED INC COM

14.10

0.32

MDRX

ALLSCRIPTS HEALTHCARE SOLTNS

26.99

0.70

ALOG

ANALOGIC CORP

56.14

1.05

CPHD

CEPHEID INC

8.50

0.57

CERN

CERNER CORP

45.50

1.43

EXEL

EXELIXIS INC COM

9.00

0.39

FOXH

FOXHOLLOW TECHNOLOGIES

21.58

0.47

ISRG

INTUITIVE SURGICAL INC NEW

95.90

0.49

VTIV

INVENTIV HEALTH INC

35.35

0.62

OMI

OWENS & MINOR INC

31.27

1.29

RESP

RESPIRONICS INC

37.75

0.84

SONO

SONOSITE INC

30.93

0.65

TECH

TECHNE CORP COM

55.45

0.54

THOR

THORATEC CORP COM NEW

17.58

0.56

VARI

VARIAN INC

44.79

1.43

ALEX

ALEXANDER & BALDWIN INC

44.34

0.85

AMSC

AMERICAN SUPERCONDUCTOR COM

9.81

0.36

APOG

APOGEE ENTERPRISES INC

19.31

0.45

ASTE

ASTEC INDUSTRIES INC

35.10

0.99

CRAI

CRA INTERNATIONAL

52.40

0.99

IEX

IDEX CORP

47.41

1.38

KDN

KAYDON CORP

39.74

1.17

LECO

LINCOLN ELECTRIC HOLDINGS

60.42

1.39

MINI

MOBILE MINI INC

26.94

0.72

MOG.A

MOOG INC -CL A

38.19

1.10

ORB

ORBITAL SCIENCES CORP

18.44

0.74

PWR

QUANTA SERVICES INC

19.67

1.25

RAVN

RAVEN INDUSTRIES

26.80

0.68

TNB

THOMAS & BETTS CORP

47.28

0.88

TGI

TRIUMPH GROUP INC

52.43

0.90

UIC

UNITED INDUSTRIAL CORP

50.75

0.50

UFPI

UNIVERSAL FST PRODS COM

46.62

1.04

WGOV

WOODWARD GOVERNOR CO

39.71

0.88

ARXX

AEROFLEX INC

11.72

1.35

AQNT

AQUANTIVE INC

24.66

0.97

COHU

COHU INC

20.16

0.68

CY

CYPRESS SEMICONDUCTOR CORP

16.87

1.02

EFD

EFUNDS CORP

27.50

0.82

FLIR

FLIR SYSTEMS INC

31.83

0.89

IVAC

INTEVAC INC

25.95

0.48

KEM

KEMET CORP COM

7.30

0.65

MANH

MANHATTAN ASSOCIATES INC

30.08

0.75

MAPS

MAPINFO CORP

13.05

0.49

HEALTH CARE

INDUSTRIALS

INFORMATION TECHNOLOGY

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

MRCY

MERCURY COMPUTER SYSTEMS INC

13.36

0.35

NGPS

NOVATEL INC

39.90

0.56

PMTC

PARAMETRIC TECHNOLOGY CORP

18.02

1.00

PLCM

POLYCOM INC

30.91

0.84

RSTI

ROFIN-SINAR TECHNOLOGIES INC

60.46

1.26

TKLC

TEKELEC

14.83

0.66

TRMB

TRIMBLE NAVIGATION LTD COM

50.73

1.48

VSEA

VARIAN SEMICONDUCTOR EQUIP

45.52

1.27

VECO

VEECO INSTRUMENTS INC

18.73

0.56

VSAT

VIASAT INC

29.81

0.59

ALB

ALBEMARLE CORP

71.80

1.28

CMC

COMMERCIAL METALS CO

25.80

0.69

FMC

FMC CORP

76.55

1.62

LZ

LUBRIZOL CORP COM

50.13

1.84

MEOH

METHANEX CORP COM

27.37

0.96

RTI

RTI INTERNATIONAL METALS INC

78.22

0.53

SMMX

SYMYX TECHNOLOGIES COM

21.59

0.80

ATG

AGL RESOURCES INC

38.91

0.87

AVA

AVISTA CORP

25.31

1.29

BKH

BLACK HILLS CORP

36.94

1.03

CASH

3.43

100.00

TOTAL FUND ASSETS

INFORMATION TECHNOLOGY (CONT.)

$395,844,342.34

MATERIALS

UTILITIES

   FRONTEGRA IRONBRIDGE

SMID FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING DECEMBER 31, 2006

9—11

Portfolio Holdings

8

Portfolio Diversification

2—7

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2500 Index is an unmanaged index that is designed to measure the small cap segment of the U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.
You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  December 31, 2006

The Frontegra IronBridge SMID Fund’s
return of 5.63%, net of fees, fell short of
the 8.70% return of its benchmark, the
Russell 2500 Index for the quarter ending
December 31, 2006.

For the 12-month period ending December
31, the Fund underperformed the Russell
2500 Index, returning 9.34%, net of fees,
versus the index’s return of 16.17%.

12.06%

16.17%

8.70%

Russell 2500 Index

8.98%

9.34%

5.63%

Frontegra IronBridge SMID Fund

(Net of Fees)

10.01%

10.38%

5.89%

Frontegra IronBridge SMID Fund

(Gross of Fees)

Since

Inception

(12/31/04)

One

Year

Quarter

Ending
12/31/06

Average Annual

Total Return

United States
CFROI
Discount Rate
0
2
4
6
8
10
01/86
09/86
05/87
01/88
09/88
05/89
01/90
09/90
05/91
01/92
09/92
05/93
01/94
09/94
05/95
01/96
09/96
05/97
01/98
09/98
05/99
01/00
09/00
05/01
01/02
09/02
05/03
01/04
09/04
05/05
01/06
09/06

Portfolio Review & Outlook

In an environment where the U.S. equity
markets surged during 2006 with
corporate America’s record-breaking levels
of CFROI®** reaching an all-time high of
9.9%, the Frontegra IronBridge SMID
Fund produced a return of 9.34%, net of
fees, for the year.

included traditionally more value sectors
including Telecommunication Services
(+41.6%), Materials (+29.6%), Utilities
(+24.9%), Consumer Staples (+21.3%)
and Financials (+20.1%).  In contrast to
historical robust stock market
environments, higher growth sectors such
as Technology (+14.1%) and Healthcare
(+4.4%) were underperformers.

Source: Credit Suisse HOLT ValueSearch (Data: January 5, 2007)

There were many bullish catalysts
during the year contributing to this
unprecedented economic return and
discount rate spread.  These include the
continued double digit profit growth by
corporations (15 consecutive quarters),
a halt in the Federal Reserve’s rate
increases at 5.25% and record level of
M&A activity ($3.8 trillion).  Economic
returns in excess of the cost of capital,
coupled with high reinvestment rates,
are the ingredients for wealth creation.

All major indices were beneficiaries and
posted strong returns including the
Russell 2000 ® Index (+18.4%), the S&P
500 (+15.8%) and the Nasdaq
Composite (+10.4%).  While the
returns during the year ended
significantly positive, the path was not
linear.  Volatility was high including
rapid sector and Life Cycle leadership
changes.  The sector leadership in 2006

The market’s higher acceptance of risk
further defined the market environment in
2006.  Historically low 10-year treasury
yields and tightening credit spreads
provided easy access to capital and a
more attractive perception of deep value
industries, such as airlines, which surged
+31.5% in the fourth quarter.  The
market’s higher risk tolerance is
explanatory for how value outperformed
growth as well as why small caps continue
to outperform large caps due to a
disregard of liquidity risk.

** CFROI is a registered trademark in the United States
and other countries (excluding the United Kingdom) of
Credit Suisse or its affiliates.

Small Cap
Large Cap
Paid +300 bps for Liquidity Risk
Aggressive
Long-term average (+75 basis points)
Neutral
Defensive
Paid -94 bps (December 2006)
Small Company ($250 M) Discount Rate
Large Company ($15 B) Discount Rate
Size Differential Spread
3 Year Average
+1 Standard Deviation
-1 Standard Deviation

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

Performance Attribution

IronBridge’s SMID Cap Core product has
the flexibility to own firms within the
equity market capitalization range of $400
million to $10 billion.  By design, we have
maintained a higher average market cap
than that of the Russell 2500TM Index.
More specifically, the weighted average
market capitalization of the SMID Cap
Core product is $4.5 billion, which is
currently closer to the S&P MidCap 400
($4.0 billion) than the Russell 2500 ($2.5
billion).  This tilt was the overriding
headwind for the product during the fourth
quarter, and the year, relative to the
Russell 2500.  While the product
generated a strong absolute return that
approximated that of the S&P 400
(10.32%), it underperformed the Russell
2500 (16.16%), which is our long-term
benchmark.  Our decision to underweight
smaller companies in our mandated
universe resulted in an intended size bias
that did not work in our favor this year.
We believe that the discount rate
differential chart below supports this
thesis and patient in
vestors will be rewarded.

The investor discount rate reflects the
return demanded by investors to
compensate them for the risk of owning a
stock.  Historically, investors have
demanded compensation for the liquidity
risk of owning small companies.  As the
chart illustrates, the long-term discount
rate spread between small and large cap
stocks has averaged a positive 75 basis
points.  That is, investors have typically
demanded 75 basis point higher returns for
owning the riskier and less liquid smaller
stocks.  To our surprise, that size
differential is currently estimated as a
negative 94 basis points.  In other words,
small investors are actually paying a 94
basis point premium for taking on higher
liquidity risk.

We believe that the right portfolio structure
in this environment is a defensive one
given that investors are disregarding
liquidity risk associated with owning
smaller stocks.  We hypothesize that rapid
growth of structured product in equities,
coupled with short-term, performance-
driven hedge funds, help explain why this
liquidity risk incongruence has come  to be.

Source: Credit Suisse HOLT ValueSearch (Data Date: January 5, 2007)

Vertical Axis – Discount Rate

Rockets*
Early Stage Growth
Golden Goodies*
High Growth
Falling Angels*
Slowing/ Maturing Business
Corks*
Mature Business
Turn Arounds*
Distressed Business
Q1 2006 +16.4% +9.8% +8.2% +10.2% +14.9%
Q2 2006 -8.7% -5.2% -7.0% -2.6% -4.0%
Q3 2006 -5.8% -1.4% +0.6% +1.4% +2.6%
Q4 2006 +7.7% +7.1% +8.6% +10.4% +12.9%
2006 +7.8% +9.9% +9.9% +20.2% +27.8%
CFROI®
Required Return
Growth
GARP
Value
Core
Core
Core
Core
Core

Portfolio Review & Outlook (cont.)

For example, Russell reports that over
$3.8 trillion are indexed or benchmarked
to Russell index products.  Roughly $1
trillion of that amount is directly indexed
or benchmarked specifically to the Russell
2000® Index, which only has available
float of $1.3 trillion.

There will inevitably be a time when the
environment supports being more
aggressive in the smaller end of our
investable universe, but now is not that
time.  Now is the time to use our
disciplined stock selection process to hold
a portfolio of higher quality names with
more liquidity.

Stock selection for the year was led by
Financials, Energy, Materials, Healthcare
and Industrials.  In particular, the
portfolio’s strong stock selection in REITs
was noteworthy given the outperformance
of a 30.2% surge in the industry as M&A
activity sparked buying.  Stock selection
was weakest in Utilities, Technology,
Consumer Discretionary and Staples.  We
were most disappointed in several
leadership downgrades of previous
Technology holdings during the second
quarter, which resulted in thesis violations
and subsequent sells.

The shareholder returns by Life Cycle
position are displayed in the chart below.
Performance of the Russell 2500 by Life
Cycle highlights the value rally led by Turn
Arounds and Corks.  During the course of
2006, the portfolio’s more defensive slant
resulted in a higher weight for Golden
Goodies and a lower weight for Turn
Arounds.  The extreme Life Cycle volatility
by quarter is the result of the sudden
manifestations of different risk tolerance
levels and reinforces the benefit of
employing dual diversification to insulate
our portfolio from this volatility in order to
allow for more consistent returns.

Why is corporate profitability so high?
How sustainable is it?

“Corporate profitability is at an all-time
high. The investors’ discount rate for small
companies is near an all-time low.
Economic and profit growth is robust.
Ninety percent of our stocks met or
exceeded our expectations for sales and
cash flow growth.  Only 10% of our stocks
disappointed and those that disappointed
did so only modestly…  The environment
for wealth creation has never been
better.”

Portfolio Review & Outlook (cont.)

We wrote the previous quote last year and
it is still true this year and may even be
true again next year.  Indeed, we have
observed rising, above-average CFROIs for
several years now.  The trend seems to
defy the economic law that, over the long
term, CFROIs should approximate the
investors’ cost of capital.  In past
commentaries, we have written about
several possible explanations for the
sustained and widening spread including:

1)

Capitalism’s triumph over Communism

2)

Spread of freedom and capitalism around
the world

3)

The U.S. seems to be the main
beneficiary of globalization and free trade

4)

A productivity boom based on the
technology and internet revolution

5)

The birth of the Platform Company

6)

Understated inflation statistics by the
U.S. government due to changes in
measurement

We think the answer to why real
profitability is so high is “all of the above.”
This year, we will add one more
explanation, which is inferred by the
preceding ones.

7)

In the interest of self preservation, the
Chinese government is engaged in a “Jobs
for Profits Trade” with the United States by
pegging its currency to the U.S. dollar.

China and the U.S.: Jobs for Profits
Trade

China has over one billion people and only
a small percentage are participating in
China’s capitalist boom.  Most are still
mired in the agricultural economy.  In order
to maintain social stability, the Chinese
government needs to bring these
agricultural-based workers into the
industrial age by exploiting a labor
arbitrage that exists between the U.S. and
Chinese workers.  The need for social
stability is so great that often Chinese

companies will produce goods and sell
them in the global marketplace below cost
in order to create more jobs.  We believe
this is why Chinese banks have an
incredibly high level of nonperforming
loans, which is a condition that would be
unacceptable in a genuine capitalist
economy.  Inference: Chinese businesses
earn returns significantly below their cost
of capital.

Managers of U.S. companies, who care
about profits and earning returns above
their cost of capital, exploit China’s
willingness to forgo economic profits,
which is resulting in ever higher CFROIs
for U.S. companies.  Without the Chinese
peg to the dollar, labor rates and prices
would adjust in dollar terms via freely
floating exchange rates.  However, the
peg stifles this market mechanism,
deferring the economic law, which should
drive CFROIs towards the cost of capital.
It would not surprise me if the weighted
average CFROI of China and the U.S.
turns out to be around 6.2% with China at
0% and the U.S. at 10%!  How can China
continue to grow with 0% returns?
Answer: Print money, which adds even
more liquidity to the global financial
system and limits both the Federal
Reserve’s relevance and its ability t
o manage liquidity.

The consequence of this trade appears to
be an ever-widening trade deficit, ever-
increasing U.S. profits, ever-increasing
levels of liquidity, and ever-rising markets.
Under normal circumstances, freely
floating exchange rates would ultimately
reduce the labor arbitrage and contain
deficits, liquidity and the prices of financial
assets.  However, the Chinese peg to the
U.S. dollar inhibits this.

The Ripple Effect on Financial Markets

China needs a large, safe, liquid place to
put all its dollars and the largest, safest,
most liquid market in the world is the U.S.
Treasury Bond market.  So China buys
U.S. debt, causing artificially low interest

Portfolio Review & Outlook (cont.)

rates, which results in a flat to inverted
yield curve.  This sets off a sequence of
events where pension boards realize that
the present value of their future
obligations has just increased significantly
(due to higher present values of future
obligations derived from lower rates), and
boards realize that the expected return of
their portfolio is not enough to meet
future obligations.  Pension fund boards
begin to seek advice from Nobel laureates
as to how to increase the expected return
from their portfolio without increasing risk
(the “cake and eat it too” request).  The
solution to the “cake and eat it too”
request is diversification.  The
implementation tool is the Mean Variance
Optimization model, which values
diversification over expected net cash
receipts and relies on historical returns to
forecast future returns.  The tool prefers
any asset class that has a decent long-
term investment return but is not
correlated to the S&P 500 Index or the
corporate bond market.  Most of the asset
classes the model prefers are illiquid, such
as emerging markets, small caps,
commodities, private equity, REITs and
hedge funds.  Simultaneously, the Pension
Reform Act encourages boards to diversify
using academically sound tools, such a
s mean-variance optimization.

According to Henry McVey at Morgan
Stanley, asset classes are becoming more
correlated over time.  This begs the
question, “How do mean variance
optimization models cope when acting on
the output causes markets that were
uncorrelated in the past become
correlated in the present?”  Someone will
ask and answer that question in the future
when boards ask, “What went wrong?”

For now, pension funds, foundations and
individuals move en masse to reallocate

from large liquid investment classes like
large cap stocks and bonds into illiquid
asset classes like small caps, private
equity, commodities, REITs and hedge
funds which also participate in illiquid
markets.  But illiquid markets are not so
easy to invest in, so Wall Street innovates
by expanding the futures markets, the
derivatives market and creating multiple
ETFs (exchange traded funds) to create
the illusion of liquidity where little exists.
We believe the effect of massive adoption
of these mean-variance optimization
models has contributed to the price spikes
associated with various illiquid markets
like commodities, baskets of stocks tied to
ETFs, energy contango in the futures
markets, the REITs, and, yes, the 18.37%
return from Russell 2000 this year.

Of particular interest to us is the boom in
ETFs benchmarked to the small cap space
(e.g. the Russell 2000 Index), which we
believe has created a breakdown in
market efficiency, mass underperformance
by active managers and might explain why
out-of-index small companies
underperformed in-index companies by
400 basis points this year.  We have not
observed mass underperformance like this
since 1999, which is when large cap
managers failed to keep up with the S&P
500 due to the growth in popularity of S&P
500 Index funds.  The underperformance
did not last long.

How sustainable are liquidity-driven
markets?  So far, a lot more sustainable
than we would have imagined.  All we can
say is that the last time discount rate
differentials were this “out of whack” was
during the mega-cap and tech bubble in
1999.  Therefore, the above data supports
our somewhat more defensive portfolio
structure.

Portfolio Review & Outlook (cont.)

Strategy for 2007:

Stock market volatility will likely continue
in 2007 with rapidly changing sector and
Life Cycle leadership, continued M&A
activity, continued demand for illiquid
assets (driven by optimization models)
and the need for pension funds to earn
higher returns than those perceived
available in large-cap stock and bond
markets.  We welcome all this change,
because fundamental investors like us
have a disciplined framework that can
cope well and can look forward to money-
making opportunities as the imbalances
unwind.  Meanwhile, we stick to our
wealth-creating strategies.

Investors will continue to try to sort out
whether the economy is headed for a soft
or hard landing.  They will monitor the
housing, sub prime mortgage markets and
derivative markets for any hint of
systematic risk or contagion in the overall
economy.  Investors will try to understand
the agenda of the newly elected
Democratic Congress and sort out what
that might mean for investor taxes,
certain industries and even protectionism
as a solution to the China peg.

Investors will try to get a handle on the
liquidity-driven market, constantly
guessing as to its sustainability.  This will
cause volatility that our disciplined
framework will take advantage of by
allowing us to invest in companies that are
doing the right thing to create shareholder
value at attractive entry points.

Our disciplined Life Cycle and industry
diversification should help us weather the
expected volatility by neutralizing factor
bets and allowing performance to be
driven by stock selection.

Thank you for your continued support.

Kind regards,

Christopher C. Faber

IronBridge Capital Management, L.P.

Jeffrey B. Madden

IronBridge Capital Management, L.P.

25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Telecom	Utilities	Cash
■ Frontegra IronBridge	13.62	2.11	4.24	21.10	14.62	13.61	7.66	14.11	0.00	5.46	2.66
□ Russell 2500	15.67	3.21	5.27	22.66	11.12	13.32	5.96	15.67	1.70	5.30	0.00

40
30
20
10
0

	Rockets	Golden Goodies	Falling Angels	Corks	Turn Arounds	Financials	Cash
■ Frontegra IronBridge	13.05	17.22	6.66	30.61	8.46	21.10	2.66
□ Russell 2500	12.15	13.23	12.32	29.90	9.74	22.63	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons: December 31, 2006

Sector Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

Life Cycle Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

Frontegra IronBridge SMID Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

ANF

ABERCROMBIE & FITCH

69.63

1.24

GPC

GENUINE PARTS CO

47.43

1.58

GTRC

GUITAR CENTER INC

45.46

0.69

HAR

99.91

1.70

LF

LEAPFROG ENTERPRISES INC

9.48

0.42

MEG

MEDIA GENERAL INC

37.17

1.18

MW

MENS WEARHOUSE INC COM

38.26

2.12

PVH

PHILLIPS-VAN HEUSEN CORP

50.17

1.00

RCL

ROYAL CARIBBEAN CRUISES LTD

41.38

1.00

TSCO

TRACTOR SUPPLY CO

44.71

1.32

WWW

WOLVERINE WORLD WIDE INC

28.52

1.37

HRL

HORMEL FOODS CORP

37.34

2.11

ENERGY

COG

CABOT OIL & GAS CORP

60.65

1.05

ESV

ENSCO INTERNATIONAL INC

50.06

1.54

HLX

HELIX ENERGY SOLUTIONS

31.37

0.83

TK

TEEKAY SHIPPING CORP MARSHALL ISLAND

43.62

0.82

AMG

AFFILIATED MANAGERS GROUP

105.13

1.28

CIT

CIT GROUP INC

55.77

1.97

CBSS

COMPASS BANCSHARES INC

59.65

0.98

CFR

CULLEN FROST BANKERS INC

55.82

1.30

FCE.A

FOREST CITY ENTERPRISE - CL A

58.40

1.11

JEF

JEFFERIES GROUP INC NEW

26.82

1.29

MI

MARSHALL AND ILSLEY CORP

48.11

1.57

NFS

NATIONWIDE

54.20

1.65

PLD

PROLOGIS

60.77

0.99

RYN

RAYONIER INC

41.05

2.11

SAF

SAFECO CORP

62.55

1.28

STC

STEWART INFORMATION SYSTEMS

43.36

1.18

SNV

SYNOVUS FINANCIAL CORP

30.83

1.34

JOE

THE ST JOE COMPANY

53.57

1.51

WL

WILMINGTON TRUST CORP

42.17

1.54

AFFX

AFFYMETRIX INC

23.06

0.44

BRL

BARR PHARMACEUTICALS INC

50.12

1.31

CEPH

CEPHALON INC

70.41

0.57

CERN

CERNER CORP

45.50

1.58

FOXH

FOXHOLLOW TECHNOLOGIES

21.58

0.38

RX

IMS HEALTH INC

27.48

2.72

ISRG

INTUITIVE SURGICAL INC NEW

95.90

1.55

VTIV

INVENTIV HEALTH INC

35.35

0.81

HARMAN INTERNATIONAL INDUSTRIES INC-NEW

CONSUMER STAPLES

FINANCIALS

CONSUMER DISCRETIONARY

HEALTH CARE

Frontegra IronBridge SMID Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

MEDI

MEDIMMUNE INC

32.37

0.92

MLNM

MILLENNIUM PHARMACEUTICALS INC

10.90

0.48

PPDI

PHARMACEUTICAL PRODUCT DEVEL

32.22

1.59

VARI

VARIAN INC

44.79

1.45

VAR

VARIAN MEDICAL SYSTEMS INC

47.57

1.02

ALEX

ALEXANDER & BALDWIN INC

44.34

2.03

AME

AMETEK INC

31.84

1.38

CP

CANADIAN PACIFIC RAILWAY LTD

52.76

1.00

GR

GOODRICH CORP

45.55

1.83

IEX

IDEX CORP

47.41

1.36

IFS

INFRASOURCE SERVICES

21.77

0.79

ITT

ITT INDUSTRIES INC

56.82

1.43

JEC

JACOBS ENGINEERING GROUP INC

81.54

1.05

PH

PARKER-HANNIFIN CORP

76.88

1.56

TDY

TELEDYNE TECHNOLOGIES INC

40.13

1.38

DOX

AMDOCS LTD

38.75

1.43

CDNS

CADENCE DESIGN SYSTEMS INC

17.91

1.76

CTXS

CITRIX SYSTEMS INC

27.05

1.30

EFD

EFUNDS CORP

27.50

1.33

HRS

HARRIS CORP-DEL

45.86

1.85

PMTC

PARAMETRIC TECHNOLOGY CORP

18.02

1.24

PLCM

POLYCOM INC

30.91

0.83

TLAB

TELLABS INC COM

10.26

1.38

TRMB

TRIMBLE NAVIGATION LTD COM

50.73

1.79

VSEA

VARIAN SEMICONDUCTOR EQUIP

45.52

1.20

AGU

AGRIUM INC

31.49

0.57

ARG

AIRGAS INC

40.52

0.80

LZ

LUBRIZOL CORP COM

50.13

2.66

MEOH

METHANEX CORP COM

27.37

0.91

SIAL

SIGMA-ALDRICH CORP

77.72

1.57

SMMX

SYMYX TECHNOLOGIES COM

21.59

1.34

UTILITIES

AYE

ALLEGHENY ENERGY INC

45.91

1.39

WTR

AQUA AMERICA INC

22.78

1.58

STR

QUESTAR CORP

83.05

0.95

WEC

WISCONSIN ENERGY CORP

47.46

1.54

HEALTH CARE (CONT.)

INDUSTRIALS

INFORMATION TECHNOLOGY

MATERIALS

Frontegra IronBridge SMID Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CASH

2.88

100.00

$168,931,150.28

TOTAL FUND ASSETS

FRONTEGRA NETOLS

SMALL CAP VALUE FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING DECEMBER 31, 2006

4 - 6

Portfolio Holdings

3

Fund Characteristics & Industry Weights

2

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.  The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which measures the performance of the 3,000 largest U.S. companies based on market capitalization.
The Index does not reflect investment management fees and expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Netols Small Cap Value Fund

Performance Review:  December 31, 2006

The Frontegra Netols Small Cap Value
Fund’s return of 8.25%, net of fees, fell
short of the 9.03% return of its benchmark,
the Russell 2000 Value Index for the
quarter ending December 31, 2006.

Since its inception in December 2005, the
fund has returned 14.64%, net of fees,
versus 20.79%  for the benchmark.

20.79%

23.48%

9.03%

Russell 2000 Value Index

14.64%

16.57%

8.25%

Frontegra Netols Small Cap Value Fund

(Net of Fees)

15.90%

17.84%

8.55%

Frontegra Netols Small Cap Value Fund

(Gross of Fees)

Since

Inception

(12/16/05)

One

Year

Quarter

Ending
12/31/06

Average Annual Total Return

Portfolio Review & Outlook

Positive Contributions to Relative
Performance in Q4 2006:

Stock selection in industrials, information
technology, and telecom services

Overweight in industrials and underweight
in financials

Best performing stocks for the quarter –
Robbins & Myers Inc, Chattem Inc, Brush
Engineering, Diversa            Corp, Champion
Enterprises, Devry Inc

Negative Contributions to Relative
Performance in Q4 2006:

Stock selection in healthcare and energy

Overweight in healthcare and energy

Worst performing stocks for the quarter –
C&D Technologies Inc, Global Industries,
Cost Plus Inc, Crane Co, Modtech Holdings,
Keystone Automotive

Current Market:  Q4 2006

In October and November, the equity
markets were driven by speculation that
slower growth of the domestic economy
would force the Federal Reserve to cut
interest rates in early 2007.  This resulted
in a strong rebound for industrial cyclicals,
materials, and consumer related stocks.
However, mixed government statistics on
manufacturing production and employment
in December fueled the debate on the
direction of the US economy.  This
uncertainty, paired with a sharp decline in
the housing market, lead to what appears
to be a temporary inventory correction in
various industries ranging from housing to
basic materials.  Once again, M&A activity
provided an overall boost to the equity
markets.  The Russell 2000 Value index
returned 9.0% for the quarter and 23.5%
for the entire year.

The world economy appears strong,
even as the rate of domestic growth slows.
The economy and equity markets could
potentially see another leg of growth after
a short-term inventory adjustment.
Continued strength in corporate profits,
solid corporate balance sheets and further
M&A activity may fuel positive returns in
small cap equities.

40
35
30
25
20
15
10
5
0
Consumer Discretion.
Consumer Staples
Energy
Financials
HealthCare
Industrials
Materials
Technology
Telecoms
Utilities
Cash

	Consumer Discretion.	Consumer Staples	Energy	Financials	HealthCare	Industrials	Materials	Technology	Telecoms	Utilities	Cash
■ Frontegra Netols	22.6	5.1	6.6	8.2	16.9	27.5	4.6	5.5	1.8	0.0	1.1
□ Russell 2000 Value	15.6	3.6	4.2	34.7	4.6	11.0	5.9	13.2	1.6	5.6	0.0

FRONTEGRA FUNDS

Portfolio Characteristics and Industry Weights:

December 31, 2006

Industry Weights:  Frontegra Netols Small Cap Value Fund vs Russell 2000 Value Index

71

§Number of Stocks

1.40%

1.0%

§Yield

24.0

20.4

§Price/Earnings (forward)

2.5

2.3

§Price/Book Ratio

$0.66

$1.14

§Market Cap (median, in billions)

$1.20

$1.28

§Market Cap (weighted, in billions)

Russell 2000

Value Index

Frontegra Netols
Small Cap

Value Fund

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

COMMON STOCK

CONSUMER DISCRETIONARY

NDN

99 CENTS ONLY STORES

$12.17

1.27

ARB

ARBITRON

$43.44

1.84

CMRG

CASUAL MALE RETL GRP

$13.05

1.50

CHB

CHAMPION ENTERPRISES

$9.36

1.45

COCO

CORINTHIAN COLLEGES

$13.63

1.50

CPWM

COST PLUS

$10.30

1.66

CXR

COX RADIO

$16.30

1.13

DV

DEVRY

$28.00

1.65

FLE

FLEETWOOD ENTERPRISE

$7.91

0.69

JAH

JARDEN

$34.79

1.53

KEYS

KEYSTONE AUTOMOTIVE

$33.99

1.65

NLS

NAUTILUS

$14.00

1.02

CHUX

O'CHARLEY'S

$21.28

1.69

RGR

STURM RUGER & CO

$9.60

1.30

TEN

TENNECO

$24.72

0.90

VC

VISTEON

$8.48

1.62

CONSUMER STAPLES

CHTT

CHATTEM

$50.08

1.72

COT

COTT

$14.31

1.02

DLM

DEL MONTE FOODS

$11.03

1.15

LNCE

LANCE

$20.08

1.19

ENERGY

EAC

ENCORE ACQUISITION

$24.53

1.34

FST

FOREST OIL

$32.68

1.06

GLBL

GLOBAL INDUSTRIES

$13.04

1.03

HC

HANOVER COMPRSR HLDG

$18.89

1.64

WLL

WHITING PETROLEUM

$46.60

1.41

FINANCIALS

CDR

CEDAR SHOPPING CTRS

$15.91

0.86

FR

FIRST IND'L REALTY

$46.89

1.44

FMD

FIRST MARBLEHEAD

$54.65

1.46

FMT

FREMONT GENERAL

$16.21

0.88

SUI

SUN COMMUNITIES

$32.36

0.91

THG

THE HANOVER INS GRP

$48.80

1.36

WABC

WESTAMERICA BANCORP

$50.63

1.23

HEALTH CARE

DVSA

DIVERSA

$10.88

0.90

GTIV

GENTIVA HEALTH SVCS

$19.06

1.80

HAE

HAEMONETICS

$45.02

0.89

KVB

KV PHARMACEUTICAL

$23.78

1.74

LPNT

LIFEPOINT HOSPITALS

$33.70

1.53

MATR

MATRIA HEALTHCARE

$28.73

1.76

PRX

PAR PHARMACEUTICAL

$22.37

1.83

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

PLMD

POLYMEDICA

$40.41

1.92

PSSI

PSS WORLD MEDICAL

$19.53

0.98

SRZ

SUNRISE SENIOR LIV

$30.72

1.32

USPH

U.S. PHYSICAL THERPY

$12.25

0.75

VARI

VARIAN

$44.79

1.31

INDUSTRIALS

AYI

ACUITY BRANDS

$52.04

1.57

AAI

AIRTRAN HLDGS

$11.74

1.24

ALEX

ALEXANDER & BALDWIN

$44.34

1.42

ASEI

AMER SCIENCE & ENGNR

$59.51

1.44

BEAV

BE AEROSPACE

$25.68

1.60

CHP

C & D TECHNOLOGIES

$4.74

1.05

DRS

DRS TECHNOLOGIES

$52.68

1.30

DTPI

DIAMOND MGMT/TECHNLY

$12.44

1.62

ESL

ESTERLINE TECH

$40.23

1.31

FSS

FEDERAL SIGNAL

$16.04

1.55

GMT

GATX

$43.33

1.27

BGC

GENERAL CABLE

$43.71

2.17

GMR

GENERAL MARITIME

$35.19

1.20

IEX

IDEX

$47.41

1.10

MTRX

MATRIX SERVICE

$16.10

1.49

MODT

MODTECH HLDGS

$4.95

0.57

RBN

ROBBINS & MYERS

$45.92

2.44

SCHS

SCHOOL SPECIALTY

$37.49

1.28

WAB

WABTEC

$30.38

1.73

INFORMATION TECH

CAI

CACI INT'L

$56.50

1.47

KRON

KRONOS

$36.74

1.27

MANT

MANTECH INT'L

$36.83

1.66

VSEA

VARIAN SEMICONDUCTOR

$45.52

1.01

MATERIALS

BW

BRUSH ENGINEER MTLS

$33.77

1.59

CMC

COMMERCIAL METALS

$25.80

1.31

SEH

SPARTECH

$26.22

1.67

TELECOMMUNICATION

ALSK

ALASKA COMM SYS GRP

$15.19

1.81

TOTAL COMMON STOCK

97.96

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:  December 31, 2006

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CASH AND EQUIVALENTS

Cash

1.98

Dividend Accrual

0.07

TOTAL CASH & EQUIVALENTS

TOTAL PORTFOLIO

$11,133,352

100.00

2.04

Frontegra

New Star International Equity Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING DECEMBER 31, 2006

Executive Summary

Risk-love returned to financial markets in
the quarter and international equities
(MSCI EAFE Index) rose 6.7% in local
currencies.  Cyclicals and emerging
market themes resumed their leadership
and the Summer wobble in confidence
has been entirely forgotten. The Yen
carry trade is back in operation.

Cyclical liquidity conditions for financial
markets have eased despite further
official interest rate rises, as the effect of
higher oil prices passes out of year-on-
year inflation figures.  Central banks
have indulged in year end liquidity
creation again, for reasons that are not
obvious to us.

Investor funds flows are being directed
into financial markets via alternative
asset strategies.  These are raising
demand for small or mid cap. equities
and risk assets generally due to inflows
into private equity and hedge funds.

Corporate profitability is strong across all
regions and sectors.  Analysts’ earnings
estimates are now steady at these high
levels but there are no significant
downgrades to reign in investor
enthusiasm.

A combination of high profits, low
corporate bond yields and modest equity
valuations on current profits will sustain
the high level of corporate activity and
public-to-private LBO transactions.

Trends in liquidity and company profits

suggest that the convergence of
valuations between the quality growth
companies and the value cyclicals is
unlikely to reverse anytime soon.  The
cheapness of the mega caps. is a related
effect, immune as they are to private
equity predators.

The Japanese equity market has not
participated in the rally.  A change to
corporate law easing the path of M&A
activity has not yet led to any takeovers.
As such, Tokyo is missing a key element
to the current bull run.

Our portfolios have failed to keep pace
with the rally over the quarter as the
large cap. high return on invested capital
(ROIC) sectors in oils, pharmaceuticals
and IT have lagged the hot favourites in
industrials.

We have to recognise the dominance of
alternative investment strategies in the
pricing of equities at this stage of the
cycle. We are adding holdings that are
attractive not only on our ROIC analysis,
but also might be tempting to private
equity predators.

The portfolio returned 8.00% net of fees
for the quarter, versus the MSCI EAFE
benchmark of 10.44%.  The shortfall
resulted from under-representation in
cyclicals and utilities, which have led the
market rise.  Our overweight in Japanese
financials was a negative contributor in
the surprisingly weak Tokyo market.

Richard Lewis

New Star Institutional Managers

5

Portfolio Strategy

9 – 10

Review and Outlook of Liquidity Trends

7 - 8

Review and Outlook of Corporate Sectors

11

Appendices

6

Asset Allocation

3 – 4

Account Activity

2

Performance Attribution

1

Performance versus Benchmark

Executive Summary

Pages

This report is not authorized unless accompanied or preceded by a prospectus.

Performance versus Benchmark

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the
Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The MSCI EAFE Index is an unmanaged, free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

19.55%

26.98%

10.44%

MSCI EAFE

14.27%

20.80%

8.00%

Frontegra New Star

  (Net of Fees)

15.24%

21.70%

8.21%

Frontegra New Star

  (Gross of Fees)

Since Inception

(1/8/04)

One

Year

Quarter
Ending

12/31/06

Average Annual Total Return

At December 31, 2006

Performance Attribution

top of the list; defensive food retailers
Carrefour and Delhaize near the bottom.

The worst performers came in Japan.
Nippon Oil suffered the same fate as
their European counterparts and retailer
Aeon disappointed investors with a new
share issue to finance their expansion
plans.  The portfolio is overweight in
financials, but banks, insurers and
brokers have all experienced
downgrades due to the weaker than
expected performance of the Tokyo
equity market in 2006.

Country Selection                                 0.14%

A small positive arose from our holdings
in Asia and emerging markets, which
performed strongly over the quarter.

Sector / Stock Selection             -2.20%

European stock selection is again
negative, rounding out a poor year.  Our
key overweights in high ROIC sectors
have been oils and pharmaceuticals.
These two major sectors experienced
revisions to 2006 profit growth numbers
of  +8.5% and -1.0% respectively over
the year, but were punished with
performance against their region of
-10% or worse.  Holdings in
GlaxoSmithKline and Novartis were
significant laggards.  Our underweights
in lower ROIC utilities and industrials
resulted in the portfolio missing out in
strong gains from these stocks.

The top and bottom performers over the
quarter reflect these patterns: the
industrials Alstom and Michelin at the

            -0.30

          +0.44

            -2.20

            -2.05

3 months

(%)

            -0.02

              0.32

              0.21

              0.07

            -0.20

              0.09

           -0.11

           -1.27

           -0.55

           -0.25

     0.46

Emerging Markets

   -0.47

     0.37

     0.34

   -0.22

     0.17

   -0.27

   -1.80

   -2.33

   -0.66

       UK

            +0.66

Country Selection

       Europe ex UK

       Japan

       Pacific Basin

       Accruals / Cash

              -0.60

              -5.06

              -5.01

One Year

(%)

       Pacific Basin

       UK

Net Management Impact

Currency Selection

Stock Selection

       Europe ex UK

       Japan

At December 31, 2006

Account Activity

Weakness in the Tokyo equity market
has prompted us to add a number of
large cap. names to the portfolio.
Mitsubishi UFJ is the largest Japanese
bank, where we expect the gradual
revival of lending activity to generate
earnings upgrades from current,
conservative levels of guidance.  Bank of
Yokohama is a regional operator that
reported weaker 1st half figures but
where a bounce back in the 2nd half
year to March is expected. Shinsei Bank
has been sold as their fee-based revenue
mix will not benefit so directly from the
lending recovery.

In the classical Japanese blue chip areas
we bought back into Sony.  They have
started shipping their Play Station 3
after several delays, and given
scepticism surrounding this and Sony’s
internal restructuring plans there is
scope for pleasant surprises on operating
results.  Fujitsu has metamorphosed
over recent years into a company more
dependent on IT services and so
ftware

provision than hardware supply and we
expect this to result in better financial
results.  Mitsui is an industrial trading
company whose many business lines are
benefiting from continued strength of
manufacturing across the region.

Change is afoot at Michelin, where new
management have recently talked
publicly of a higher ROIC as a
management target.  Given many years
where profitability was a secondary goal
at best, they should find plenty of low-
hanging fruit in terms of improving
financial performance.

Several European incumbent telecom
operators have come onto the portfolio
and Telekom Austria appears in the top
10 purchases.  Many of these companies
have very under geared balance sheets
relative to their high,
though slowly declining, free cash flow.
In this age of aggressive leveragin
g of

0.53

Industrials

Skanska

Sweden

1.52

Consumer Discret.

Sony Corp

Japan

1.27

Industrials

Mitsui and Co

Japan

1.04

Consumer Discret.

Daimlerchrysler

Germany

Financials

Telecoms

Consumer Discret.

IT

IT

Financials

Sector

Top 10 Purchases

0.67

Michelin

France

0.52

Bank of Yokohama

Japan

0.53

Telekom Austria

Austria

1.71

Mitsubishi UFJ

Japan

1.03

Fujitsu

Japan

1.03

Ericsson

Sweden

Security

%

Country

Account Activity

such situations we expect re-gearing of
balance sheets to drive up profitability.
The Swedish construction and
infrastructure concession group Skanska
is similarly a candidate for re-leverage.

In telecom equipment manufacturers,
we have switched into Ericsson from
Alcatel.  We believe that Alcatel
conceded too much ground to Lucent
shareholders in their recent merger-
cum-takeover.  Consummating this deal
and also the Nokia/Siemens Systems
takeover will grant an opportunity to
Ericsson to extend their market
leadership.

DaimlerChrysler is an example from
history of how badly wrong some
European acquisitions of US companies
can go.  Chrysler is now such a drag on
the group as a whole that management
are under intense pressure for radical
change.  Separating the two would, we
think, raise Daimler ROIC from the
current 5% to 10%.

Suez has been sold as their politically
motivated merger with Gaz de France
looked as though it would be forced
through.  Danske Bank has also been on
the acquisition trail and are risking
diluting their high core profitability.
HSBC has experienced problems with
results at their US purchase, Household
International.

We have sold out of Bangkok Bank
following proposed restrictions on
international capital movement.  These
were quickly retracted but the Thai
market must be priced for additional risk.

Failure to  defend the product patent on
key drug Plavix has led us to sell Sanofi-
Aventis.  Other sources of cash over the
quarter, in holdings that have done
nothing wrong operationally but no
longer look so attractive relative to
peers, were ENI, Vodafone and Aeon.

-0.67

Telecoms

Vodafone Group

UK

-1.31

Utilities

Suez

France

-1.17

Financials

Danske Bank

Denmark

-1.14

IT

Alcatel

France

Health Care

Financials

Financials

Energy

Consumer Staples

Financials

Sector

Top 10 Sales

-0.70

Bangkok Bank

Thailand

-0.63

Sanofi - Aventis

France

-0.68

Shinsei Bank

Japan

-1.47

HSBC Holdings

UK

-1.02

Aeon

Japan

-0.72

ENI

Italy

Security

%

Country

Portfolio Strategy

Our investment strategy over the past
18 months has been based on the
expectation that the ranking of
profitability across sectors would trend
back towards normal patterns, in
particular the super profitability in the
heavy industrials would fade.  As a
corollary to this, the valuation
convergence seen between these
industrials and the previously higher
rated growth sectors would be reversed.
The re-rating of small and mid-
capitalisation stocks relative to the large
caps. also looked ripe for a reversal.
None of these expectations have been
fulfilled; so is the concept of mean
reversion dead?

Profitability in the non-US cyclical
sectors has reached an unprecedented
13% ROIC in a world of 4% bond yields,
helped by product demand from the
emerging economies. The move to
outsource production costs to these
areas also sustains profits at record
levels.  With profits in such plentiful
supply investors are emboldened to take
risk and buy volatile stocks, leading to a
compression of valuations.  Investors
will not attach premium ratings to
quality companies until a balance is
restored between fear and greed.  This
does not look like it will be happening
anytime soon.

The outperformance of small and mid
caps. is a European phenomenon related
to the differential between high
profitability and low corporate bond
yields.  This cheap funding is
encouraging rampant M&A activity,
particularly private equity acquisitions.
Small and mid cap. bids are easier to
finance, while the real mega caps. are
invulnerable due to sheer size, at least

thus far.  It is the growth of private
equity flows, and also hedge funds to the
extent they prefer volatile mid caps. to
steadier large caps., that are sustaining
the premium ratings achieved by the
small end of the equity market.  This
explains the extraordinary sight of
European large caps. trading at a
current year PE of 12x, compared to 16x
for the small caps. and bond yield
s of 4%.

Japanese equities are marching to a
different tune entirely.  The market has
suffered modest earnings downgrades
over 2006 as domestic activity rolled
over.  Despite changes to corporate law
that facilitate foreign takeovers, there
has been no M&A activity yet.  These
trends result in Japanese mega caps.
(Topix Core 30 Index) outperforming the
Topix Index by 6%.  We expect the
corporate regeneration theme to
reassert itself this year and equity
market confidence to recover.

Both the European and Japanese central
banks are expected to snug short term
interest rates higher in early 2007, but
the US Fed looks to have done enough
already.  These modest moves will not
stop strong credit creation in the private
sector, as a result of which, cyclical
liquidity conditions will stay easy.

Overall, concepts of mean reversion of
profitability or sector relative valuations,
look to have been put on hold.  We have
to recognise this in our stock selection,
through reducing holdings of the mega
caps.  We are adding to industrials
where we can convince ourselves that
the ROIC’s are sustainable and the
earnings upgrades will continue to come
through.

Asset Allocation

                   5.54

                   5.45

                   5.61

                29.92

                   7.04

                   7.84

                11.92

                11.08

                   8.36

                   7.22

          MSCI EAFE
                     (%)

          -2.81

            1.81

            3.66

          -0.15

            0.19

          -2.64

            1.99

          -2.58

          -4.15

            2.68

      Deviation

               (%)

                   9.27

Information Technology

                29.77

Financials

                   2.73

Utilities

                   7.26

Telecommunications

                   8.50

Industrials

                13.91

Consumer Discretionary

                   7.23

Healthcare

                   5.20

Consumer Staples

                   4.21

                   9.90

 Frontegra FRNSX

                      (%)

Materials

Energy

Sector

2.03

0

2.03

Cash

1.37

45.27

46.64

Continental Europe

-6.11

23.71

17.60

UK

0

8.46

22.55

          MSCI EAFE
                     (%)

2.28

2.28

Emerging Markets

9.65

21.80

 Frontegra FRNSX

                      (%)

Pacific Basin

Japan

1.19

-0.75

            Deviation

                      (%)

Region

                  2.09

                 45.27

                 47.36

Continental Europe

-5.16

23.71

18.55

Sterling

0.13

0

0.13

US

2.45

0

2.45

Emerging Markets

8.46

22.55

          MSCI EAFE
                     (%)

-0.72

21.83

Japanese Yen

1.22

9.68

Pacific Basin

Frontegra FRNSX

                      (%)

            Deviation

                      (%)

Currency

Review and Outlook of Corporate Sectors

2.4

12.2

10.2

14.6

Utilities

12.6

1.6

20.6

11.2

16.0

13.2

19.2

10.6

4.6

-7.8

Japan

4.6

3.9

3.7

Telecommunications

36.6

16.7

13.7

Information Technology

3.2

6.2

8.4

Financials

Pacific Basin

Europe ex UK

                              Consensus Profit Growth Expectations %

                                                              (12 month forward)

8.6

11.3

11.1

18.9

15.9

5.7

0.0

4.8

6.7

Average

-10.6

11.1

Industrials

13.9

9.5

Consumer Discretionary

20.7

5.1

Healthcare

14.3

10.2

Consumer Staples

5.2

-0.6

UK

Materials

Energy

9.6

7.7

Expectations for profit growth in non-US
markets have stabilised at the 5-9%
range for all regions except Japan,
where a small reacceleration to 12.6% is
now expected.  The average ROIC for
non-financials stands at just over 11%
and the financials are even higher.  This
level of profitability is well above the
averages of the past twenty years, we
need to go back pre-1965 to find returns
this high on a sustained basis.

The development of
Brazil/Russia/India/China (BRIC) has
helped to widen profit margins in two
ways: demand for industrial
commodities in supply constrained
markets has pushed up product prices;
and actual or potential supply of cheap
labour either through off-shoring or
immigration has increased the sh
are of

the corporate revenue cake accruing to
capital.

At a sector level, in non-US markets the
BRIC story has pushed ROIC’s in oils to
20.5%, materials up to 13.9% and
industrials to 9.5%.  Healthcare and IT
still show the classical growth style
returns of 19.3% and 15.4%
respectively, but the gap between these
and the cyclicals has narrowed
dramatically.  Is this sustainable?
Nobody knows for sure, but we are
examining these newly profitable areas
closely to see if we can convince
ourselves that changes are structural
rather than temporary.

The oil patch is showing negative
momentum from these super-high
return levels.  BP has come a cropper for

Source: IBES

Review and Outlook of Corporate Sectors

-1.0

4.3

2.2

1.2

Utilities

0.8

1.9

-1.2

-5.0

4.9

-1.4

1.8

4.5

3.1

0.3

Japan

0.3

0.2

0.3

Telecommunications

3.3

-0.6

-2.9

Information Technology

1.0

1.8

-0.6

Financials

Pacific Basin

Europe ex UK

                                            Revisions to Expectations %

                                                             (3 month change)

0.7

0.3

-0.2

-2.6

1.0

4.5

-2.6

0.5

-0.7

Average

1.1

-0.5

Industrials

0.0

-2.0

Consumer Discretionary

0.8

1.8

Healthcare

0.6

-0.2

Consumer Staples

4.5

-6.0

UK

Materials

Energy

1.5

-12.7

Source: IBES

underinvestment and a poor safety
record, leading to shutdowns and
missing profits.  In Asia, Woodside
Petroleum and Origin have had
disappointing drilling results.

Conversely, materials march ever
upwards led by steels and other metals.
The M&A frenzy in steel suggests
industry insiders have a much rosier
view of life than outside investors.   The
miners have had a quieter quarter and
chemicals look decidedly mixed.

Japanese financials are suffering
downgrades led by the brokers as stock
market weakness, particularly in the
small caps., is taking its toll on
commission income.  Japanese insurers
are not doing any better as underwriting
results are underwhelming, particularly

when compared with the achievements
of European underwriters.  These are
reflected in a 1.8% upgrade in European
financials, also helped by resilient
investment banking profits as revenues
from the hedge fund and alternative
asset class boom keep rolling in.

Utilities continue to confound us as these
low return companies (6.6% average
ROIC) generate upgrades.  These are
based on aggressive re-leveraging of
balance sheets and the sector valuation
is reaching unprecedented heights.  We
have guessed that telecoms might be
the next area for the “Macquarie re-
leverage” treatment and indeed, moves
at Belgacom and Swisscom last quarter
show what is possible.  Upgrades have
appeared in the sector in all three majo
r regions.

Cyclical liquidity conditions appeared to
be deteriorating as last quarter began. G7
“excess” money growth – the difference
between real M2+ and industrial output
expansion – had fallen to zero in August,
while major central banks remained in
tightening mode, evidenced by slow
growth in their balance sheets.

The incipient deterioration proved short-
lived, however. Partly reflecting an
energy-induced drop in inflation, real
M2+ growth picked up sharply in the
fourth quarter, re-establishing a sizeable
differential over output expansion. In
addition, central banks boosted their
liquidity supply into year-end, while
extension of the yen “carry trade”
provided additional fuel for market gains.

The outlook for early 2007 is mixed.
Barring a sharp rebound in energy prices,
excess M2+ growth should remain
positive, with industrial output expansion
likely to slow. However, central banks
may reverse their late 2006 liquidity
injection and official interest rates will
probably rise further in Europe and Japan.

Review and Outlook of Liquidity Trends

There is also a risk of the yen carry trade
unwinding if Japanese economic news
surprises positively, as seems possible.

The structural liquidity backdrop remains
characterised by increasing influence of
private equity and hedge funds at the
expense of long-only investing
institutions. The LBO boom contributed to
global M&A volume last quarter
surpassing its peak in the first quarter of
2000. Private equity firms have significant
undeployed funds and credit market
conditions remain favourable for financing
transactions, suggesting further strong
deal flow in early 2007, offering support
for mid-cap. value areas (although the
size of bid targets is increasing).

Structural liquidity could turn less
favourable as the year progress. Global
equity issuance also reached a record in
late 2006, partly reflecting a surge in
Chinese and Russian IPOs. US corporate
insiders have stepped up selling recently,
suggesting they regard their shares as
fully valued. This could be an early
warning of a slowdown in the M&A boom,
although this probably also requires a
back-up in corporate bond yields.

There is little sign of end-investor
demand picking up to compensate for any
decline in corporate buying. US mutual
funds are receiving moderate inflows,
with most of the cash directed towards
foreign markets, but elsewhere retail
interest in equities remains negligible.
Institutional buying is similarly lacklustre.

Last year provided further evidence that
regional liquidity trends are a significant
influence on relative performance. The
ranking of excess money growth at th
e

US M2+

JAPAN M2 PLUS CDS

EMERGING MARKETS M3

UK M4

Source: DATASTREAM

EXCESS BROAD MONEY (% YOY)

EUROLAND M3

2002

2003

2004

2005

2006

-10

-5

0

5

10

15

20

Review and Outlook of Liquidity Trends

start of 2006 was (strongest to weakest):
the UK, Australia, emerging markets (a
seven-country aggregate), Euroland,
Canada, the US and Japan. Euroland was
the best-performing region in common
currency terms for the full year, followed
by emerging markets, Australia, the UK,
Canada, the US and Japan. The
correlation coefficient between the two
rankings is +0.64.

The current ranking on excess money
growth is: Australia, Canada, the UK,
emerging markets, Euroland, the US and
Japan. Several qualifications are arguably
justified, however, based on structural
liquidity trends, central bank policies and
other factors.

First, the UK may continue to
underachieve relative to its excess money
ranking as domestic institutions switch
out of UK equities into bonds and
overseas shares. Selling accelerated in
the first three quarters of 2006. This
factor appears to be outweighing supply
shrinkage due to M&A activity and buy-
backs. Likely further central bank

tightening in early 2007 is an additional
reason for caution.

Secondly, Japanese monetary statistics
probably understate available liquidity
because the exit from deflation has
reduced the demand for money. A
relative loose policy stance – evidenced
by low real interest rates and a weak yen
– also tempers the case for being
significantly underweight the Tokyo
market.

Thirdly, while the US remains second last
in the ranking, excess money growth has
recently turned significantly positive and
is close to that in Euroland. Any US
underperformance of EAFE markets in
2007 may be modest compared with
recent years.

Fourthly, the buoyant excess money
backdrop for the Australian and Canadian
markets may be partly offset by weaker
commodity price trends during 2007 as
global growth slows from the rapid pace
of 2004-2006.

Finally, still-healthy excess money growth
for emerging markets in aggregate
conceals significant variation between
countries. Conditions are currently
strongest in Russia, South Africa and
Brazil and weakest in Korea, Israel and
smaller Eastern European markets.
Commodity price weakness would tend to
favour Asia over other emerging regions.

Simon Ward

New Star Institutional Managers

US

JAPAN

UK M4

Source: DATASTREAM

EQUITY MARKET FLOAT (% YOY)

EUROPE EX UK

95

96

97

98

99

00

01

02

03

04

05

06

-4

-2

0

2

4

6

8

10

12

APPENDICES

Appendix 1
Earnings Revisions by Sector  *

*   Charts show EAFE sector revisions ratios.  Revisions ratio = number of upgrades of 12 month forward earnings minus number of downgrades as proportion of total number of estimates.  Relative to EAFE = sector revisions ratio minus ratio for EAFE aggregate.

Source: DATASTREAM

MATERIALS

RELATIVE TO EAFE

CONSUMER DISCRETIONARY

RELATIVE TO EAFE

INDUSTRIALS

RELATIVE TO EAFE

RELATIVE TO EAFE

ENERGY

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

Appendix 1
Earnings Revisions by Sector  *

TELECOMMUNICATIONS

RELATIVE TO EAFE

RELATIVE TO EAFE

UTILITIES

Source: DATASTREAM

HEALTHCARE

RELATIVE TO EAFE

RELATIVE TO EAFE

CONSUMER STAPLES

RELATIVE TO EAFE

INFORMATION TECHNOLOGY

FINANCIALS

RELATIVE TO EAFE

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

*   Charts show annual growth rates of industrial output and real broad money supply.

Appendix 2
Cyclical Liquidity *

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY

UK

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M4

EUROZONE

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M3

INDUSTRIAL OUTPUT

Source: DATASTREAM

WORLD (G7)

JAPAN

REAL MONEY SUPPLY

86

88

90

92

94

96

98

00

02

04

06

-8

-6

-4

-2

0

2

4

6

8

10

86

88

90

92

94

96

98

00

02

04

06

-15

-10

-5

0

5

10

15

86

88

90

92

94

96

98

00

02

04

06

-8

-6

-4

-2

0

2

4

6

8

86

88

90

92

94

96

98

00

02

04

06

-10

-5

0

5

10

15

20

Appendix 3
Valuations

14.4

17.6

15.6

14.8

Utilities

17.4

18.1

22.2

17.7

21.3

23.4

16.3

15.5

14.1

12.8

Japan

14.9

13.7

13.0

Telecommunications

16.1

16.8

17.0

Information Technology

15.5

11.4

11.3

Financials

Pacific Basin

Europe ex UK

12 Month Forward PE

13.3

17.9

16.8

14.8

15.0

12.2

10.1

15.0

12.5

Average

19.8

14.8

Industrials

17.7

15.2

Consumer Discretionary

21.8

13.9

Healthcare

18.5

16.0

Consumer Staples

10.0

10.5

UK

Materials

Energy

10.2

14.3

Source: IBES

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